

GROWING STRONGER TOGETHER

2009 ANNUAL REPORT

ROLLINS®



Company Overview

Rollins, Inc. is a premier North American consumer and commercial service company consisting of its wholly-owned subsidiaries: Orkin, PCO Services, HomeTeam Pest Defense, Western Pest Services, The Industrial Fumigant Company, and Crane Pest Control. The Company provides essential pest control services and protection against termite damage, rodents, and insects to more than 2 million customers in the United States, Canada, Mexico, Central America, the Caribbean, the Middle East, Asia, and the Mediterranean from over 500 locations. You can learn more about our subsidiaries by visiting our websites at www.orkin.com, www.orkincanada.ca, www.westernpest.com, www.pestdefense.com, www.indfumco.com, www.cranepestcontrol.com, and www.rollins.com.

TABLE OF CONTENTS

2009 Financial Highlights

	2009	2008	2007	2006	2005
OPERATIONS SUMMARY					
(in thousands except per share data)					
Revenues	**$1,073,958**	$1,020,564	$894,920	$858,878	$802,417
Net Income	**83,984**	68,934	64,731	57,809	52,773
Earnings Per Share – Basic Net Income	**0.84**	0.69	0.64	0.57	0.52
Earnings Per Share – Diluted Net Income	**0.84**	0.69	0.64	0.56	0.51
Dividends per Share	**0.28**	0.25	0.20	0.17	0.13
FINANCIAL POSITION					
Total Assets	**$566,496**	$572,517	$475,228	$453,175	$438,420
Noncurrent Capital Lease Obligations	**33**	171	601	124	560
Long-Term Debt	**1,717**	2,103	775	660	456
Stockholders' Equity	**264,566**	228,433	233,553	211,459	176,951
Shares Outstanding at Year-End	**98,904**	100,041	100,636	101,837	102,017
ADDITIONAL SHARE DATA					
Closing Price as of December 31st	**$19.28**	$18.08	$19.20	$14.74	$13.14
Shares Acquired	**1,677**	1,385	2,374	1,510	2,478

ROLLINS, INC. AND SUBSIDIARIES

All earnings per share and dividends per share have been restated for the 2007 and 2005 three-for-two stock split effective December 10, 2007, and March 10, 2005, respectively.

Shareholder Letter

While many companies struggled during 2009, Rollins demonstrated resiliency and again delivered positive results. Because pest activity is not tied to economic ups or downs, our business has proven to be recession resistant. Our customers place a high priority on our services and continue to rely on us to protect their homes, businesses, and health. As a result of our programs and excellent people, we expect Rollins to continue its tradition of steady growth and profitability. We are building a family of extraordinary pest control brands that provide essential services to an increasing number of customers.

A YEAR OF POSITIVE RESULTS

For the 12th consecutive year, Rollins posted record improvement in revenues and profits. The Company's 2009 revenue was $1.1 billion, up 5.2 percent from slightly over $1 billion in 2008. Net income rose to $84.0 million, a 21.8 percent increase from $68.9 million in 2008. Earnings per diluted share increased 21.7 percent to $0.84 per share compared to $0.69 per share in 2008.

Gross margins increased to 48.7 percent vs. 47.6 percent in 2008. Much of this improvement was due to a significant reduction in fleet cost as a result of fewer gallons of fuel used, reduced numbers of vehicles, and lower fuel prices.

Rollins shareholders received dividends of $0.28 per share, which was a 12 percent increase over 2008. This also marks the eighth consecutive year the dividend has increased at least 12 percent. The Company's financial strength and cash reserves enabled us to pay down debt by $35 million and repurchase nearly 1.7 million shares.

THE CONTEXT FOR OUR PERFORMANCE

Among the primary factors behind Rollins' success are our 10,000 extraordinary employees. They are our greatest assets, and they make a positive impact on our customers every day.

After joining the Rollins family in 2008, HomeTeam employees made a huge contribution to our 2009 performance. They readily adopted many of Rollins' programs, re-engineered their business to compensate for the downturn in new home construction, and consequently improved profits, performing well ahead of our expectations. Crane Pest Control, acquired late in 2008, also helped to strengthen Rollins' West Coast commercial business, and contributed to the Company's overall profitability.

In addition, we launched a comprehensive new sales pricing initiative, which was the result of an independent pricing study completed in early 2009. Implemented during the first half of the year, this program also had a positive impact on Rollins financial performance.

Unquestionably, 2009 was a tough year for businesses and customers alike. However, even though high nationwide unemployment affected some of our customers, our overall client retention remained relatively stable. This affirmed the high level of customer satisfaction we provide, as well as the importance customers place in our protecting their health and property.

The weather had a slight negative impact on our business. We faced the coldest summer in 15 years, but when the weather finally warmed up in August, pest activity rose with the temperatures, and demand for our pest control services followed. This increased demand, coupled with the strong brand positioning we have created in our pest control companies, contributed to a solid third quarter.

We are fortunate that each of our companies occupies a leadership position in its market segment. Our evolution from being primarily Orkin-focused to operating as a family of outstanding pest control companies and brands continues to enhance Rollins' financial performance.

ROLLINS – A PARENT COMPANY

Rollins' strategy of being a parent to a family of pest control brands is proving to be highly successful. Our experience is that operating as a brand family not only benefits customers and employees, but also strengthens each of our acquired businesses and the Company as a whole. Improved buying power and shared best practices enhance our operations and make Rollins an appealing prospective parent for other pest control companies. As the industry's "buyer of choice," we expect to make additional strategic acquisitions over time, attracting like-minded pest control companies that want to be an important part of the Rollins family.

Becoming a strong family of exceptional pest control companies has contributed to Rollins being recognized as one of the *100 Best Companies in the United States* by DeMarche Associates, Inc., one of the nation's leading investment research firms. This recognition is based on achieving superior performance within the top three percent of all major U.S. corporations. This was accomplished through successful management of growth and risk factors that achieved consistency in fundamental shareholder value. We are indebted to our people for making this great achievement possible.

POSITIONING FOR THE FUTURE

As we look to the future, we remain committed to the four cornerstone goals that have made Rollins successful: Employee Retention, Customer Retention, Company Growth, and Profitability. As we continue to focus on and achieve these goals, we believe that our customers, employees, and shareholders will benefit accordingly.

We are extremely proud of our family of pest control companies, which includes Orkin, PCO Services, HomeTeam Pest Defense, Western Pest Services, The Industrial Fumigant Company (IFC), and Crane Pest Control. Going forward, we will evaluate each opportunity to acquire other companies in the context of how their culture fits and how it will benefit our employees and customers.

Above all, we will remain focused on our business objectives while methodically improving, and striving to provide the best possible service to our customers. We owe tremendous thanks to our Board of Directors for guidance; our investors for their support of our Company; and above all to our dedicated employees.

> We will all share in the exciting achievements ahead, as our family of pest control brands continues to grow stronger together.



R. Randall Rollins
Chairman of the Board



Gary W. Rollins
CEO, President and
Chief Operating Officer

Family of Brands

Since its purchase in 1964, Orkin has been Rollins' primary and leading pest control brand. However, during the past 10 years we have acquired five significant pest control companies that today represent approximately 30 percent of Rollins' business. These companies are like-minded partners with cultures similar to Rollins'. We have chosen to retain these companies' identities alongside Orkin because we value their individual strengths, their achievements, and their focus on markets and industry segments where Orkin is not the most dominant service provider. Most importantly, we are recognizing the dedication and loyalty of their employees and customers.





Orkin

For more than 100 years, Orkin has delivered superior residential and commercial pest protection. Growing from a one-man operation in rural Pennsylvania, today Orkin has the industry's most highly trained experts operating from more than 400 locations in the United States, Canada, Mexico, Central America, the Caribbean, the Middle East, the Mediterranean, and Asia. As Rollins' largest pest control company, the nation's largest commercial service provider, and the most recognized pest control brand in the U.S., Orkin offers size, a powerful reputation and business expertise that provide a strong foundation for building our family of pest control brands.



PCO Services

Founded in 1952, PCO is Canada's largest commercial and residential pest control company with more than 30 percent share of this important market. PCO has built its highly respected business by providing long-term career opportunities for pest management professionals. In fact, the average tenure for PCO employees is 12 years. PCO technicians are the company's only point of contact in many small towns and remote communities across Canada. Their ability to sell additional company services, such as washroom care, pre-inspection audits for food-related companies, and bird and wildlife control, is invaluable.



Western Pest Services

Western Pest Services, founded in 1928 in Newark, New Jersey, grew to a market leader in the Eastern U.S. by focusing on customer service. As a result of Western's reputation for quality service, the company established a unique business model in which residential customers pay for a full year of service in advance. Today, approximately 40 percent of Western's business comes from referrals, confirming the value customers continue to place on the company's exemplary service. In addition to providing superior pest control service to commercial and residential customers, Western has become the largest fruit and vegetable commodities fumigator on the East Coast.



IFC

The Industrial Fumigant Company (IFC) was founded in Olathe, Kansas, in 1937, and has become highly regarded for its specialization in pest management services for the food processing, beverage, commodity, and distribution industries. This focus has resulted in IFC becoming the largest general food-related fumigation company in the U.S. Over the years, IFC has fostered a culture of innovation resulting in new pest control technologies, such as unique grain treatments and applications of heat to service areas where other applications are unsuitable. In addition, IFC pest management training programs for the food processing industry are unparalleled.



HomeTeam Pest Defense

Established in 1996, HomeTeam partnered with more than 1,000 builders to become the largest pest control company in the new construction market and the nation's third-largest residential pest management company. HomeTeam's innovations include the Taexx® built-in pest control system, which is installed during new home construction and provides a virtually non-intrusive method of pest control. Responding to the housing market decline of the past few years, HomeTeam has increased its focus on its large base of traditional pest control customers concentrating on providing conventional termite protection, mosquito service, and other pest services. HomeTeam has continued to develop new builder relationships with such highly regarded companies as Pulte Homes and Toll Brothers.



Crane

Since 1930, Crane has offered superior commercial pest control services to customers in the Northern California/Reno-Tahoe basin. The Crane business has been built almost entirely on referrals. This is a result of its high-quality, professional pest management programs that protect public health and its customers' reputations. The company's highly trained team has also developed significant expertise in industries that require very specialized pest control services. Among them are the bio-pharmaceutical industry, including biotech labs and gene research facilities, as well as the food processing and food packing industries, all of which carry very strict regulatory requirements. In addition, Crane has won national recognition for its bed bug eradication program in the lodging industry.


WESTERN

Today, Rollins consists of a family of extraordinary pest control brands – a Company strengthened by embracing the knowledge and expertise associated with each of our acquired businesses. For customers, employees, and investors, the Rollins family of brands means providing more options with greater opportunities for all to benefit.

Each of our subsidiaries is unique; however, there are also striking similarities among our pest control brands that enable them to fit together extremely well to form a stronger and more profitable Company. All have outstanding reputations and are industry leaders in expertise and performance. Each provides a superior customer experience through exceptional employees who deliver consistently on their brand's promise. And, all of our acquired pest control businesses have similar cultures and entrepreneurial-minded leaders who foster innovation and demand continuous growth and improvement.

OFFERING CUSTOMERS MORE OPTIONS

Creating a family of pest control companies has a number of benefits for Rollins and its customers. First and foremost, it enables Rollins to expand our footprint with our clients, by being able to address different pest control needs through our strengths in a variety of areas. We think of it much like a beverage company that owns an assortment of soft drink brands. The brands are all soft drinks, but each is somewhat unique, having its own customers who are highly loyal to that specific brand. The individual brand is powerful on its own, but more valuable for being part of a family of brands.



The individual brand is powerful on its own, but more valuable for being part of a family of brands.

Applying this analogy to pest control, Rollins can offer a variety of services to residential and commercial customers. These range from conventional pest and termite treatments to innovative offerings, such as heat treatments and tubes-in-the-wall pest control for newly constructed homes, and state-of-the-art bed bug treatments.

With multiple brands serving a variety of locations, Rollins is able to serve more geographies effectively. Western Pest Services gave Rollins a firm base in the northeastern U.S., and Crane Pest Control allowed us to be even more competitive in the northern California commercial market. Through adding geographies served by our brands, we expand the footprint of the entire Company and increase our share of these markets.

We are also better able to accommodate customer preferences in billing and service contracts. For example, our acquired companies have their own billing and service cycles that are familiar and appeal to their customers in different ways. Whether it is the convenience of annual billing or traditional monthly payments, every-other-month service or quarterly visits, these customers have become used to the ways our subsidiaries operate. We believe that keeping things convenient and making the fewest visible changes when we acquire a company leads to retaining its customers and employees for the long term, which is our highest priority.

EXPANDING OPPORTUNITIES FOR EMPLOYEES

Employees who join Rollins through acquisition are genuinely welcomed and treated respectfully. They quickly find that they have greater career opportunities throughout the larger organization. If they want to move to another city or expand their area of expertise, the options are most often available. They also have the opportunity to pursue career goals and promotions that may have been limited in a smaller company.

Employee development opportunities include access to state-of-the-art training through the Rollins Learning Center. Employees will continue to receive training that is specific to their brand, and can benefit from acquiring additional knowledge and skills that could lead to new responsibilities elsewhere in the Company. Rollins University and the Rollins Learning Network allow them to participate in professionally designed, award-winning training that enhances their ability to earn and grow at the highest level.

As Rollins grows, all of our employees have access to better and more comprehensive benefits. They have the opportunity to be Rollins share owners, through the 401(k) program or stock purchase plan. Today, more than 90 percent of employees participate in our 401(k), and of these, 66 percent own Rollins stock, which has performed much better than the general stock market during the past few years. Typically, employees hold on to their Rollins shares for the long term, recognizing that they have a stake in the Company's success through their hard work and achievements. Employees of the acquired companies quickly recognize the value of becoming an owner of their parent company, and are often enthusiastic shareholders.

Being part of a family of businesses allows employees to participate in programs that have widespread social and humanitarian benefits. For example, working with the National Pest Management Association, the Rollins Women's Resource Group created an annual award to honor outstanding women in the pest control industry.

Educating consumers about the health risks posed by pests is an opportunity for employees to help others in their communities. Through nationwide school presentations and Orkin's Junior Pest Investigators programs, we reach out to hundreds of schools each year, teaching children about pests and pest management. We are also extremely proud of our collaboration with the Centers for Disease Control and Prevention (CDC), which has partnered with Orkin employees in educational and volunteer activities for several years.

Co-workers of other Rollins brands share a commitment to charitable activities in local communities where they do business. For example, since Western fumigates commodities that often originate in Chile, it supports that country's Fundacion Nocedal. This organization strives to raise the standard of living and increase opportunities for young people in one of Santiago's poorest and most dangerous neighborhoods. Supporting education and youth at home, Crane's Adopt-a-School program donates money to a San Francisco Bay area public school each year for supplies or other much-needed educational resources. Employees of Rollins' other brands participate in additional local community support, including golf benefits, fundraising dinners, breast cancer support, educational scholarships, and many other initiatives.

Employees are able to impact important global issues through efforts like the Environmental Stewardship Group, a Company-wide team that reviews our products, practices, and techniques to ensure that we are being environmentally thoughtful and responsible. Also, Orkin's highly successful Fight The Bite program works through the UN Foundation's Nothing But Nets campaign to send insecticide-treated mosquito nets to help fight malaria in Africa. With the help of our employees, the Company raised more than $218,000 this year, which will purchase almost 22,000 of these life-saving nets.

IMPROVING OUR OPERATIONS

Operating as a family of businesses enables Rollins to improve efficiencies and reduce costs Company-wide through efforts in a united infrastructure, standardized payroll, fleet acquisition, and sales management software to name a few. Rollins also benefits from its collective buying power, because a $1 billion pest control Company has more buying power than smaller pest control companies.

As a family of businesses, we are able to share the best pest control practices among all of our brands. No one has all of the best ideas, and we can all learn from each other. For example, we have taken what we learned about customer satisfaction and retention from HomeTeam and Western Pest Services and applied it Company-wide. Similarly, the acquired companies have adopted Orkin's GPS system and are realizing substantial fuel and fleet savings as well as reduced accidents.

Within our family of pest control brands, we can better take advantage of emerging technologies, such as our routing and scheduling software. This remains a high priority, and our goal is to have a partial system up and running in 2010, capable of providing enhanced service delivery and related cost reductions.

Cross-pollination of ideas, cultures, and practices have helped, and will continue to help us to grow stronger together, solidifying Rollins' position as the world's leader in pest control. Going forward, our family of companies will enable Rollins to deliver a variety of effective pest control options, providing superior service to our customers while offering greater opportunity for our employees. For customers, employees and investors alike, Rollins' evolution as a family of premier pest control brands will allow us to continue our Company's tradition of success well into the future.





ROLLINS, INC. EXECUTIVE STEERING COMMITTEE

From Left to Right: Gene Iarocci, Bill Newton, Glen Rollins, Mike Knottek, Gary W. Rollins, Kevin Smith, Tom Porter, Harry Cynkus, Lee Crump



ROLLINS DIVISION PRESIDENTS AND ORKIN DIVISION PRESIDENTS

From Left to Right: Bob Wanzer, John Wilson, Tom Walters, Glen Rollins, Gary Muldoon, Gene Iarocci, Wayne Golden, Harry Sargent, Gary Rowell, Robert Stevens

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Commission file No. 1-4422

ROLLINS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**51-0068479** (I.R.S. Employer Identification No.)
2170 Piedmont Road, N.E., Atlanta, Georgia (Address of principal executive offices)	**30324** (Zip Code)

Registrant's telephone number, including area code: (404) 888-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock, $1 Par Value	**The New York Stock Exchange**

Securities registered pursuant to section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Rollins, Inc. Common Stock held by non-affiliates on June 30, 2009 was $742,318,697 based on the reported last sale price of common stock on June 30, 2009, which is the last business day of the registrant's most recently completed second fiscal quarter.

Rollins, Inc. had 99,387,428 shares of Common Stock outstanding as of January 29, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2010 Annual Meeting of Stockholders of Rollins, Inc. are incorporated by reference into Part III, Items 10-14.

Rollins, Inc.
Form 10-K
For the Year Ended December 31, 2009
Table of Contents

PART I

Item 1. Business

General

Rollins, Inc. (the "Company") was originally incorporated in 1948 under the laws of the state of Delaware as Rollins Broadcasting, Inc.

The Company is an international service company with headquarters located in Atlanta, Georgia, providing pest and termite control services through its wholly-owned subsidiaries to both residential and commercial customers in North America with international franchises in Mexico, Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe. Services are performed through a contract that specifies the pricing arrangement with the customer.

Orkin, LLC. ("Orkin"), a wholly-owned subsidiary of the Company founded in 1901, is one of the world's largest pest and termite control companies. It provides customized services from over 400 locations. Orkin serves customers, either directly or indirectly through franchises, in the United States, Canada, Mexico, Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe providing essential pest control services and protection against termite damage, rodents and insects to homes and businesses, including hotels, food service establishments, food manufacturers, retailers and transportation companies. Orkin operates under the Orkin®, and PCO Services, Inc.® trademarks and the Acurid℠ service mark. The Orkin® brand name makes Orkin the most recognized pest and termite company throughout the United States. The PCO Services brand name provides similar brand recognition throughout Canada.

PCO Services ("PCO"), a wholly-owned subsidiary of Orkin founded in 1952, was acquired by Orkin in 1999. PCO Services is Canada's largest pest control provider and a leader in the development of fast, effective and environmentally responsible pest control solutions.

Western Pest Services ("Western"), a wholly-owned subsidiary of the Company founded in 1928, was acquired by Rollins, Inc. in 2004. Western is primarily a commercial pest control service company and its business complements most of the services Orkin offers focusing on the northeastern United States.

The Industrial Fumigant Company ("IFC"), a wholly-owned subsidiary of the Company founded in 1937, was acquired by Rollins, Inc. in 2005. IFC is a leading provider of pest management and sanitation services and products to the food and commodity industries.

HomeTeam Pest Defense ("HomeTeam"), a wholly-owned subsidiary of the Company established in 1996, was acquired by Rollins, Inc. in April 2008. At the time of the acquisition, HomeTeam, with its unique Taexx in the wall system, was recognized as a premier pest control business and ranked as the 4th largest company in the industry. HomeTeam services home builders nationally.

Crane Pest Control ("Crane"), a wholly-owned subsidiary of the Company established in 1930, was acquired by Rollins, Inc in December 2008. Crane's primary service is commercial pest control serving northern California and the Reno/Tahoe basin.

The Company has only one reportable segment, its pest and termite control business. Revenue, operating profit and identifiable assets for this segment, which includes the United States, Canada, Mexico, Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe are included in Item 8 of this document, "Financial Statements and Supplementary Data" on pages 40 and 41. The Company's results of operations and its financial condition are not reliant upon any single customer or a few customers or the Company's foreign operations.

Common Stock Repurchase Program

In October 2008, as a result of having only 0.5 million shares remaining under the Company's stock buyback program, the Company's Board of Directors authorized the purchase of up to 5 million additional shares of the Company's common stock. In 2009, total share repurchases were 1.7 million shares. In total, there are 3.0 million additional shares authorized to be repurchased under prior Board approval. The program does not have an expiration date.

Backlog

Backlog services and orders are usually provided within the month following the month of order receipt, except in the area of prepaid pest control and bait monitoring services, which are usually provided within twelve months of order receipt. The Company does not have a material portion of its business that may be subject to renegotiation of profits or termination of contracts at the election of a governmental entity.

	At December 31,		
(in thousands)	**2009**	2008	2007
Backlog	**$ 6,514**	$ 5,271	$ 5,730

Orkin Franchises

The Company continues to expand its growth through Orkin's franchise program. This program is primarily used in smaller markets where it is currently not economically feasible to locate a conventional Orkin branch. Domestic franchisees are subject to a contractual buyback provision at Orkin's option with a pre-determined purchase price using a formula applied to revenues of the franchise. International franchises have no contractual buyback provision. The Company through its wholly-owned Orkin subsidiary began its Orkin franchise program in the U.S. in 1994, and established its first international franchise in Mexico, in 2000 and since has expanded to Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe.

	At December 31,		
Franchises	**2009**	2008	2007
United States Franchises	**52**	52	51
International Franchises	**13**	11	7
Total Franchises	**65**	63	58

Seasonality

The business of the Company is affected by the seasonal nature of the Company's pest and termite control services. The increase in pest pressure and activity, as well as the metamorphosis of termites in the spring and summer (the occurrence of which is determined by the timing of the change in seasons), has historically resulted in an increase in the revenue of the Company's pest and termite control operations during such periods as evidenced by the following chart.

	Total Net Revenues		
(in thousands)	**2009**	2008	2007
First Quarter	**$ 242,972**	$ 210,078	$ 201,232
Second Quarter	**284,567**	284,499	239,618
Third Quarter	**286,852**	277,911	238,116
Fourth Quarter	**259,567**	248,076	215,954
Year ended December 31,	**$ 1,073,958**	$ 1,020,564	$ 894,920

Inventories

The Company has a relationship with a national pest control product distributor and other vendors for pest and termite control treatment products. Rollins maintains a sufficient level of chemicals, materials and other supplies to fulfill its immediate servicing needs and to alleviate any potential short-term shortage in availability from its national network of suppliers.

Competition

The Company believes that Rollins, through Orkin, PCO Services, HomeTeam Pest Defense, Western Pest Services, The Industrial Fumigant Company, and Crane Pest Control, competes favorably with competitors as one of the world's largest pest and termite control companies. The Company's competitors include Terminix, Ecolab and Rentokil.

The principal methods of competition in the Company's pest and termite control business are quality of service and guarantees, including money-back guarantees on pest and termite control, and the termite re-treatment and damage repair guarantee to qualified homeowners.

Research and Development

Expenditures by the Company on research activities relating to the development of new products or services are not significant. Some of the new and improved service methods and products are researched, developed and produced by unaffiliated universities and companies. Also, a portion of these methods and products are produced to the specifications provided by the Company.

The Company maintains a close relationship with several universities for research and validation of treatment procedures and material selection.

The Company conducts tests of new products with the specific manufacturers of such products. The Company also works closely with industry consultants and suppliers to improve service and establish new and innovative methods and procedures.

Environmental and Regulatory Considerations

The Company's pest control business is subject to various legislative and regulatory enactments that are designed to protect the environment, public health and consumers. Compliance with these requirements has not had a material negative effect on the Company's financial position, results of operations or liquidity.

Federal Insecticide Fungicide and Rodentcide Act ("FIFRA")

This federal law (as amended) grants to the states the responsibility to be the primary agent in enforcement and conditions under which pest control companies operate. Each state must meet certain guidelines of the Environmental Protection Agency in regulating the following: licensing, record keeping, contracts, standards of application, training and registration of products. This allows each state to institute certain features that set their regulatory programs in keeping with special interests of the citizens' wishes in each state. The pest control industry is impacted by these federal and state regulations.

Food Quality Protection Act of 1996 ("FQPA")

The FQPA governs the manufacture, labeling, handling and use of pesticides and does not have a direct impact on how the Company conducts its business.

Environmental Remediation

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as Superfund, is the primary Federal statute regulating the cleanup of inactive hazardous substance sites and imposing liability for cleanup on the responsible parties. Responsibilities governed by this statute include the management of hazardous substances, reporting releases of hazardous substances, and establishing the necessary contracts and agreements to conduct cleanup. Customarily, the parties involved will work with the EPA and under the direction of the responsible state agency to agree and implement a plan for site remediation. Consistent with the Company's responsibilities under these regulations, the Company undertakes environmental assessments and remediation of hazardous substances from time to time as the Company determines its responsibilities for these purposes. As these situations arise, the Company accrues management's best estimate of future costs for these activities. Based on management's current estimates of these costs, management does not believe these costs are material to the Company's financial condition or operating results.

Employees

The number of persons employed by the Company as of January 31, 2010 was approximately 9,900.

	At December 31,		
	2009	2008	2007
Employees	**9,949**	10,049	8,500

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports, are available free of charge on our web site at www.rollins.com as soon as reasonably practicable after those reports are electronically filed with or furnished to the Securities and Exchange Commission.

Item 1.A. Risk Factors

We may not be able to maintain our competitive position in the competitive pest control industry in the future.

We operate in a highly competitive industry. Our revenues and earnings may be affected by changes in competitive prices, and general economic issues. We compete with other large pest control companies, as well as numerous smaller pest control companies, for a finite number of customers. We believe that the principal competitive factors in the market areas that we serve are product and service quality and availability, terms of guarantees, reputation for safety, technical proficiency and price. Although we believe that our experience and reputation for safety and quality service is excellent, we cannot assure that we will be able to maintain our competitive position.

Economic conditions may adversely affect our business

Pest and termite services represent discretionary expenditures to most of our residential customers. As consumers restrict their discretionary expenditures, we may suffer a decline in revenues from our residential service lines. Economic downturns can also adversely affect our commercial customers, including food service, hospitality and food processing industries whose business levels are particularly sensitive to adverse economies. For example, we may lose commercial customers and related revenues because of consolidation or cessation of commercial businesses or because these businesses switch to a lower cost provider.

We may not be able to identify, complete or successfully integrate acquisitions.

Acquisitions have been and may continue to be an important element of our business strategy. We cannot assure that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We cannot assure that we will be able to integrate successfully the operations and assets of any acquired business with our own business. Any inability on our part to integrate and manage the growth from acquired businesses could have a material adverse effect on our results of operations and financial condition.

Our operations are affected by adverse weather conditions.

Our operations are directly affected by the weather conditions across the United States and Canada. The business of the Company is affected by the seasonal nature of the Company's pest and termite control services. The increase in pest pressure and activity, as well as the metamorphosis of termites in the spring and summer (the occurrence of which is determined by the timing of the change in seasons), has historically resulted in an increase in the revenue and income of the Company's pest and termite control operations during such periods. The business of the Company is also affected by extreme weather such as drought which can greatly reduce the pest population for extended periods.

Our inability to attract and retain skilled workers may impair growth potential and profitability.

Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers. Our ability to expand our operations is in part impacted by our ability to increase our labor force. The demand for skilled employees is high, and the supply is very limited. A significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the wage rates paid by us, or both. If either of these events occurred, our capacity and profitability could be diminished, and our growth potential could be impaired.

Our operations could be affected by pending and ongoing litigation.

In the normal course of business, some of the Company's subsidiaries are defendants in a number of lawsuits or arbitrations, which allege that plaintiffs have been damaged as a result of the rendering of services. The Company does not believe that any pending claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position; however, it is possible that an unfavorable outcome of some or all of the matters, however unlikely, could result in a charge that might be material to the results of an individual quarter.

Our operations may be adversely affected if we are unable to comply with regulatory and environmental laws.

Our business is significantly affected by environmental laws and other regulations relating to the pest control industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. We believe our present operations substantially comply with applicable federal and state environmental laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations to date. However, such environmental laws are changed frequently. We are unable to predict whether environmental laws will, in the future, materially affect our operations and financial condition. Penalties for noncompliance with these laws may include cancellation of licenses, fines, and other corrective actions, which would negatively affect our future financial results.

The Company's Management Has a Substantial Ownership Interest; Public Stockholders May Have No Effective Voice In the Company's Management

The Company has elected the "Controlled Company" exemption under rule 303A of the New York Stock Exchange ("NYSE") Company Guide. The Company is a "Controlled Company" because a group that includes the Company's Chairman of the Board, R. Randall Rollins, his brother, Gary W. Rollins, who is the President, Chief Executive Officer and Chief Operating Officer, also a director of the Company, certain companies under their control, and the nephew of R. Randall Rollins and son of Gary W. Rollins, Glen W. Rollins, who is the Vice President of Rollins, Inc., controls in excess of fifty percent of the Company's voting power. As a "Controlled Company," the Company need not comply with certain NYSE rules.

Rollins, Inc.'s executive officers, directors and their affiliates hold directly or through indirect beneficial ownership, in the aggregate, approximately 57 percent of the Company's outstanding shares of common stock. As a result, these persons will effectively control the operations of the Company, including the election of directors and approval of significant corporate transactions such as acquisitions and approval of matters requiring stockholder approval. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control of the Company at a premium.

Item 1.B. Unresolved Staff Comments

None

Item 2. Properties.

The Company's administrative headquarters are owned by the Company, and are located at 2170 Piedmont Road, N.E., Atlanta, Georgia 30324. The Company owns or leases over 500 branch offices and operating facilities used in its business as well as the Rollins Training Center located in Atlanta, Georgia, the Rollins Customer Service Center located in Covington, Georgia, and the Pacific Division Administration and Training Center in Riverside, California. None of the branch offices, individually considered, represents a materially important physical property of the Company. The facilities are suitable and adequate to meet the current and reasonably anticipated future needs of the Company.

Item 3. Legal Proceedings.

In the normal course of business, certain of the Company's subsidiaries, are defendants in a number of lawsuits or arbitrations, which allege that plaintiffs have been damaged as a result of the rendering of services by the defendant subsidiary. The subsidiaries are actively contesting these actions. Some lawsuits have been filed (*John Maciel v. Orkin, Inc., et al.*; *Ronald and Ileana Krzyzanowsky et al. v. Orkin Exterminating Company, Inc. and Rollins, Inc. and Jennifer Thompson and Janet Flood v. Philadelphia Management Company, Parkway Associated, Parkway House Apartments, Barbara Williams, and Western Pest Services*) in which the plaintiffs are seeking certification of a class. The cases originate in California and Pennsylvania, respectively. The *Maciel* lawsuit, a wage and hour related matter, was filed in the Superior Court of Los Angeles County, California and has been scheduled for a class certification hearing on June 17, 2010. The *Krzyzanowsky* lawsuit, a termite service related matter, was filed in the United States District Court for the Northern District of California. In response to a motion filed by Orkin, the court ruled that the Plaintiffs could not seek certification of a class and dismissed all class allegations. Thereafter, the Plaintiffs' individual claims were resolved and the case was dismissed on December 30, 2009. The *Flood* lawsuit, a bed bug service related matter filed by residents of an apartment complex, was filed in late August 2009 in the Court of Common Pleas of Philadelphia County, Pennsylvania, and has not been scheduled for a class certification hearing. The Company believes these matters are without merit and intends to vigorously contest certification and defend itself through trial or arbitration, if necessary. The Company does not believe that any pending claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or liquidity; however, it is possible that an unfavorable outcome of some or all of the matters, however unlikely, could result in a charge that might be material to the results of an individual quarter.

Orkin is involved in certain environmental matters primarily arising in the normal course of business. In the opinion of management, the Company's liability under any of these matters would not and did not materially affect its financial condition, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of 2009.

Item 4.A. Executive Officers of the Registrant.

Each of the executive officers of the Company was elected by the Board of Directors to serve until the Board of Directors' meeting immediately following the next Annual Meeting of Stockholders or until his earlier removal by the Board of Directors or his resignation. The following table lists the executive officers of the Company and their ages, offices with the Company, and the dates from which they have continually served in their present offices with the Company.

Name	Age	Office with Registrant	Date First Elected to Present Office
R. Randall Rollins (1)	78	Chairman of the Board of Directors	10/22/1991
Gary W. Rollins (1) (2)	65	Chief Executive Officer, President and Chief Operating Officer	7/24/2001
Glen W. Rollins (3)	43	Executive Vice President	4/23/2002
Harry J. Cynkus (4)	60	Vice President, Chief Financial Officer and Treasurer	5/28/1998
Michael W. Knottek (5)	65	Senior Vice President and Secretary	4/28/1998

(1) R. Randall Rollins and Gary W. Rollins are brothers.

(2) Gary W. Rollins was elected to the office of President and Chief Operating Officer in January 1984. He was elected to the additional office of Chief Executive Officer in July 2001. In February 2004, he was named Chairman of Orkin, LLC.

(3) Glen W. Rollins is the son of Gary W. Rollins. He joined the Company in 1989 and has held a variety of field management and staff positions within the organization. He was elected Executive Vice President of Orkin, LLC in June 2001. In April 2002, he was named Vice President of Rollins, Inc. In February 2004, he was named President and Chief Operating Officer of Orkin, LLC and in July 2009, he was named Executive Vice President of Rollins, Inc.

(4) Harry J. Cynkus joined the Company in April 1998 and, in May 1998, was elected Chief Financial Officer and Treasurer. In July 2009 Mr. Cynkus was named Vice President. From 1996 to 1998, Mr. Cynkus served as Chief Financial Officer of Mayer Electric Company, a wholesaler of electrical supplies. From 1994 to 1996, he served as Vice President—Information Systems for Brach & Brock Confections, the acquirer of Brock Candy Company, where Mr. Cynkus served as Vice President—Finance and Chief Financial Officer from 1992 to 1994. From 1989 to 1992, he served as Vice President—Finance of Initial USA, a division of an international support services company.

(5) Michael W. Knottek joined the Company in June 1997 as Vice President and, in addition, was elected Secretary in May 1998. He became Senior Vice President in April of 2002. From 1992 to 1997, Mr. Knottek held a variety of executive management positions with National Linen Service, including Senior Vice President of Finance and Administration and Chief Financial Officer. Prior to 1992, he held a variety of senior positions with Initial USA, finally serving as President from 1991 to 1992.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Common Stock of the Company is listed on the New York Stock Exchange and is traded on the Philadelphia, Chicago and Boston Exchanges under the symbol ROL. The high and low prices of the Company's common stock and dividends paid for each quarter in the years ended December 31, 2009 and 2008 were as follows:

STOCK PRICES AND DIVIDENDS
Rounded to the nearest $.01

	Stock Price		Dividends Paid		Stock Price		Dividends Paid
2009	High	Low	Per Share	2008	High	Low	Per Share
First Quarter	$ 18.50	$ 13.99	$ 0.07	First Quarter	$ 19.87	$ 15.97	$ 0.06
Second Quarter	$ 19.39	$ 16.24	$ 0.07	Second Quarter	$ 18.74	$ 14.46	$ 0.06
Third Quarter	$ 19.25	$ 16.03	$ 0.07	Third Quarter	$ 22.50	$ 13.26	$ 0.06
Fourth Quarter	$ 19.85	$ 17.40	$ 0.07	Fourth Quarter	$ 19.12	$ 9.37	$ 0.06

The number of stockholders of record as of January 29, 2010 was 1,913.

On January 26, 2010 the Board of Directors approved a quarterly cash dividend per common share of $0.09 payable March 10, 2010 to stockholders of record at the close of business February 10, 2010. The Company expects to continue to pay cash dividends to the common stockholders, subject to the earnings and financial condition of the Company and other relevant factors.

Issuer Purchases of Equity Securities

In October 2008, the Company announced that, in addition to the 0.5 million shares still available for repurchase under the Company's existing share repurchase plan, the Company's Board of Directors authorized the purchase of an additional 5 million shares of common stock. Share repurchases during the year ended December 31, 2009 totaled 1.7 million at a weighted average price of $16.54 per share. In total, 3.0 million additional shares may be purchased under programs approved by the Board of Directors. The program does not have an expiration date. The following table summarizes the Company's share repurchases during the Company's fourth quarter of 2009:

Period	Total Number of Shares Purchased (1)	Weighted Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Repurchase Plans (2)	Maximum Number of Shares that May Yet Be Purchased Under the Repurchase Plans
October 1 to 31, 2009	5,062	$ 19.16	—	3,178,691
November 1 to 30, 2009	217,086	$ 18.17	217,000	2,961,691
December 1 to 31, 2009	31,448	$ 18.83	10,100	2,951,591
Total	253,596	$ 18.28	227,100	2,951,591

(1) Includes repurchases in connection with exercise of employee stock options in the following amounts: October 2009: 5,062; November 2009: 86; December 2009: 21,348.

(2) 464,061 shares were repurchased under the April 2005 plan to repurchase up to 4.0 million shares of the Company's common stock and subsequent shares were repurchased under the October 2008 plan to repurchase up to 5.0 million shares of the Company's common stock. These plans have no expiration date.

PERFORMANCE GRAPH

The following graph sets forth a five year comparison of the cumulative total stockholder return based on the performance of the stock of the Company as compared with both a broad equity market index and an industry index. The indices included in the following graph are the S&P 500 Index and the S&P 500 Commercial Services Index.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*



DOLLARS
200
150
100
50
0
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
Rollins, Inc.
S&P 500 Commercial Services
S&P 500 Index

ASSUMES INITIAL INVESTMENT OF $100
*TOTAL RETURN ASSUMES REINVESTMENT OF DIVIDENDS
NOTE: TOTAL RETURNS BASED ON MARKET CAPITALIZATION

Item 6. Selected Financial Data.

The following summary financial data of Rollins highlights selected financial data and should be read in conjunction with the financial statements included elsewhere in this document.

FIVE-YEAR FINANCIAL SUMMARY

Rollins, Inc. and Subsidiaries

All earnings per share and dividends per share have been adjusted for the 2007 and 2005 three-for-two stock splits effective December 10, 2007 and March 10, 2005, respectively.

	Years Ended December 31,				
(in thousands except per share data)	**2009**	2008	2007	2006	2005
OPERATIONS SUMMARY					
Revenues	**$ 1,073,958**	$ 1,020,564	$ 894,920	$ 858,878	$ 802,417
Income Before Income Taxes	**126,291**	112,954	104,913	95,159	87,955
Net Income	**$ 83,984**	$ 68,934	$ 64,731	$ 57,809	$ 52,773
Earnings Per Share – Basic:	**$ 0.84**	$ 0.69	$ 0.64	$ 0.57	$ 0.52
Earnings Per Share – Diluted:	**$ 0.84**	$ 0.69	$ 0.64	$ 0.56	$ 0.51
Dividends paid per share	**$ 0.28**	$ 0.25	$ 0.20	$ 0.17	$ 0.13

FINANCIAL POSITION

	At December 31,				
(in thousands)	**2009**	2008	2007	2006	2005
Total assets	**$ 566,496**	$ 572,517	$ 475,228	$ 453,175	$ 438,420
Non-current capital lease obligations	**$ 33**	$ 171	$ 601	$ 124	$ 560
Non-current non-compete agreements	**$ 1,717**	$ 2,103	$ 775	$ 660	$ 456
Stockholders' equity	**$ 264,566**	$ 228,433	$ 233,553	$ 211,459	$ 176,951
Number of shares outstanding at year-end	**98,904**	100,041	100,636	101,837	102,017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The Company

Rollins, Inc. (the "Company") was originally incorporated in 1948 under the laws of the state of Delaware as Rollins Broadcasting, Inc. The Company is an international service company with headquarters located in Atlanta, Georgia, providing pest and termite control services through its wholly-owned subsidiaries to both residential and commercial customers in North America with international franchises in Mexico, Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe. Services are performed through a contract that specifies the treatment specifics and the pricing arrangement with the customer.

RESULTS OF OPERATIONS

	Years ended December 31,			% better/(worse) as compared to prior year	
(in thousands)	**2009**	2008	2007	**2009**	2008
Revenues	**$ 1,073,958**	$ 1,020,564	$ 894,920	**5.2%**	14.0%
Cost of services provided	**551,002**	534,494	468,665	**(3.1)**	(14.0)
Depreciation and amortization	**37,169**	33,443	27,068	**(11.1)**	(23.6)
Sales, general and administrative	**355,590**	339,078	296,615	**(4.9)**	(14.3)
(Gain)/loss on sales/impairment of assets	**2,942**	(166)	(52)	**N/M**	N/M
Interest (income)/expense	**964**	761	(2,289)	**(26.7)**	(133.2)
Income before income taxes	**126,291**	112,954	104,913	**11.8**	7.7
Provision for income taxes	**42,307**	44,020	40,182	**3.9**	(9.6)
Net income	**$ 83,984**	$ 68,934	$ 64,731	**21.8%**	6.5%

General Operating Comments

The Company experienced revenue growth of 5.2% for the year ended December 31, 2009, primarily due to the Company's additions of HomeTeam Pest Defense in April 2008 and Crane Pest Control in December 2008, the Company's price realization efforts during the year, continued emphasis on customer retention during the tough economic environment and building recurring revenues. Excluding the revenue contribution of HomeTeam Pest Defense and Crane Pest Control, revenue increased 1.2% for the year ended December 31, 2009 as set forth below:

ROLLINS, INC. AND SUBSIDIARIES
REVENUE RECONCILIATION
REVENUES EXCLUDING HOMETEAM PEST DEFENSE
and CRANE PEST CONTROL

	Twelve Months Ended, December 31			
(in thousands)	2009	2008	$ Better/ (worse)	% Better/ (worse)
Net Revenues	**$ 1,073,958**	$ 1,020,564	$ 53,394	5.2%
Less: Revenues from HomeTeam Pest Defense	**130,564**	98,931	31,633	—
Less: Revenues from Crane Pest Control	**11,003**	—	11,003	—
Revenue Excluding HomeTeam Pest Defense and Crane Pest Control	**$ 932,391**	$ 921,633	$ 10,758	1.2%

The Company was able to grow its revenues and improve its operating results despite the tough economy and financial crisis that affected the country in 2009.

Results of Operations—2009 Versus 2008

Overview

For the year ended December 31, 2009, the Company had net income of $84.0 million compared to $68.9 million in 2008, a 21.8% increase. The Company achieved a 5.2% increase in revenue, with all business lines contributing to the growth. Again our ability to grow during very challenging economic conditions confirms our belief that the Company is recession resistant. Additionally, the Company was effective in controlling cost as gross margin improved 1.1 percentage points to 48.7% for 2009 versus 47.6% for 2008. Sales, general and administrative expense also showed a small improvement, 2009 was 33.1% of revenue versus 33.2% in 2008. While there was a small deterioration in depreciation margin 3.5% in 2009 versus 3.3% in 2008, it is a result of our investments in acquisitions, most notably HomeTeam and Crane.

Unlike many other companies, we have been able to direct our business so that the weak economy has not had a serious impact. The Company's business model provides for strength from recurring revenues and a diverse customer base; our largest twenty customers are less than 3.5% of our total revenues. The 2009 revenue growth was due to an expanded sales force, an emphasis on customer retention and acquisitions. This coupled with strong cost management and innovative tax strategies led to the 21.8% increase in net income.

Revenues

Revenues for the year ended December 31, 2009 were $1.1 billion, an increase of $53.4 million or 5.2% from 2008 revenues of $1.0 billion. Commercial pest control represented 41.0% of the Company's business in 2009. Commercial pest control revenues grew 5.4% in 2009 due primarily to an expanded sales force, the Company's emphasis on customer retention, the addition of Crane Pest Control and strong domestic growth at PCO Services, Orkin's Canadian business. Residential pest control represented approximately 39.0% of the Company's business. Residential pest control revenues increased 5.0% in 2009 due to the acquisition of HomeTeam Pest Defense, the expanded sales force and the Company's pricing initiative. The Company's termite business, which represented approximately 19.0% of the Company's revenue, grew 6.0% in 2009 due to the acquisition of HomeTeam Pest Defense as well as the Company's expanded sales force.

The Company's foreign operations accounted for approximately 7% and 8% of total revenues for the years ended December 31, 2009 and 2008, respectively. The Company established a new franchise in Cyprus and in Lebanon in 2009 for a total of thirteen international franchises at December 31, 2009. Orkin had 65 and 63 total domestic and international franchises at December 31, 2009 and 2008, respectively.

Cost of Services Provided

For the twelve months ended December 31, 2009 cost of services provided increased $16.5 million or 3.1%, compared to the twelve months ended December 31, 2008. Gross margins year to date increased to 48.7% for 2009 versus 47.6% for 2008. Margins improved 93 basis points due to lower cost of fuel and a 36 basis point improvement in productivity. These improvements were partially offset by increases in material and supply costs driven by change in sales mix, as commercial, fumigation and termite control have higher material and supply costs than residential pest control.

Depreciation and Amortization

For the twelve months ended December 31, 2009, depreciation and amortization increased $3.7 million, an increase of 11.1% compared to the twelve months ended December 31, 2008. The increase is due to $3.7 million in depreciation and amortization related to the acquisition of HomeTeam on April 3, 2008 and the Crane Pest Control acquisition of December 31, 2008.

Sales, General and Administrative

For the twelve months ended December 31, 2009, sales, general and administrative expenses increased $16.5 million, or 4.9% compared to the twelve months ended December 31, 2008 representing 33.1% of revenues compared to 33.2% of revenues in the prior year period. The increase in total dollars and expense margin primarily reflects having a full year of HomeTeam's expenses in 2009 and only nine months in 2008 along with a full year of Crane that was acquired December 31, 2008. Savings in lower fuel costs were offset by increase in sales costs as we expanded our sales team.

Interest (Income)/Expense, Net

Interest (income)/expense for the year ended December 31, 2009 was a $1.0 million expense, an increase of $0.2 million compared to interest expense of $0.8 million in 2008 due to as average debt outstanding over the full year being greater than the prior year and a reduction of cash on hand.

(Gain)/loss on Sales/Impairment of assets before interest

For the twelve months ended December 31, 2009 there was an impairment of assets charge of $2.9 million due to a fourth quarter write down of the Company's routing and scheduling initiative.

Taxes

The Company's effective tax rate was 33.5% in 2009 compared to 39.0% in 2008. The reduced rate in 2009 is due a tax benefit by converting several of Rollins, Inc's wholly-owned subsidiaries from C Corps to Limited Liability Companies offset by repatriation of Canadian cash from Orkin's wholly-owned subsidiary PCO Services to the United States.

Results of Operations—2008 Versus 2007

Overview

For the year ended December 31, 2008, the Company had net income of $68.9 million compared to $64.7 million in 2007, which represents a 6.5% increase. In addition to the revenue increase of 14.0%, cost of services provided increased $65.8 million or 14.0% compared to the twelve months ended December 31, 2007. Gross margin remained flat at 47.6% for 2008 versus 47.6% for 2007.

Revenues

Revenues for the year ended December 31, 2008 were over $1.0 billion, an increase of $125.6 million or 14.0% from 2007 revenues of $894.9 million. Commercial pest control represented 40.0% of the Company's business in 2008. Commercial pest control revenues grew 7.1% in 2008 due primarily to an expanded sales force, better customer retention in Orkin's and Western Pest's operations, and strong growth at PCO. Commercial pest control customers, such as those operating in the food processing, restaurant, hotel, or the healthcare industries, are under stringent federal, state and local regulation standards that must be met. Most of our commercial customers must insure that mandated health standards are met. Residential pest control represented approximately 40.0% of the Company's business in 2008. Residential pest control revenues grew 22.7% in 2008 due primarily to the addition of HomeTeam as well as an increased number of leads received, better average selling prices, improvements in customer retention, and a successful price increase program. The Company's termite business, which represented approximately 19.2% of the Company's business, grew 13.0% in 2008 primarily due to the acquisition of HomeTeam. During 2008, the Company continued to benefit from the investment made in internet marketing. This strategy allowed the Company to capitalize on the strength of its brand and use its size and national branch network to a competitive advantage.

The Company's foreign operations accounted for approximately 8.0% of total revenues for the year ended December 31, 2008 and 2007. The Company established new franchises in Saudi Arabia, Qatar, Bahrain, and Kuwait in 2008 for a total of eleven international franchises at December 31, 2008. Orkin had 63 and 58 total domestic and international franchises at December 31, 2008 and 2007, respectively.

Cost of Services Provided

For the twelve months ended December 31, 2008, cost of services provided increased $65.8 or 14.0% compared to the twelve months ended December 31, 2007. Gross margins year-to-date for 2008 remained at 47.6%, the same as the prior year. Margins, excluding the impact of HomeTeam, improved 62 basis points due primarily to a significant reduction in termite claims expense. Improvements in service and administrative salaries as well as reduced pension expense were offset by a 42 basis point increase in fleet cost driven by the higher cost of fuel for the first three quarters in 2008.

Depreciation and Amortization

For the twelve months ended December 31, 2008, depreciation and amortization increased $6.4 million, an increase of 23.6% compared to the twelve months ended December 31, 2007. The increase is due to $6.1 million in depreciation and amortization related to the acquisition of HomeTeam on April 3, 2008.

Sales, General and Administrative

For the twelve months ended December 31, 2008, sales, general and administrative expenses increased $42.5 million, or 14.3%, compared to the twelve months ended December 31, 2007 representing 33.2% of revenues compared to 33.1% of revenues in the prior year. Of the increase, $28.5 million was due to the acquisition of HomeTeam. As a percent of revenues, sales, general and administrative expenses, excluding the impact of HomeTeam, increased 57 basis points due to the expansion of the Company's inbound call center, sales salaries, fleet fuel costs and increase in bad debt expense which were partially offset by a decrease in costs related to the Company's summer sales programs. In addition, the Company incurred $2.1 million in non-recurring expenses related to the acquisition of HomeTeam and $0.7 million in severance related costs related to reduced staffing at the home office.

Interest (Income)/Expense, Net

Interest (income)/expense for the year ended December 31, 2008 was $0.8 million, a decrease of $3.1 million compared to interest income of $2.3 million for the year ended December 31, 2007 due to a reduction of cash on hand as a result of the HomeTeam acquisition, as well as interest expense of $1.3 million on outstanding loans.

Taxes

The Company's effective tax rate was 39.0% in 2008 compared to 38.3% in 2007 due primarily to a decrease in tax exempt income.

Liquidity and Capital Resources

Cash and Cash Flow

The Company's cash and cash equivalents at December 31, 2009, 2008, and 2007 were $9.5 million, $13.7 million and $71.3 million, respectively.

	Years ended December 31,		
(in thousands)	**2009**	2008	2007
Net cash provided by operating activities	**$ 110,846**	$ 90,744	$ 88,762
Net cash used in investing activities	**(26,562)**	(166,717)	(22,754)
Net cash provided by/(used in) financing activities	**(89,753)**	21,032	(59,798)
Effect of exchange rate changes on cash	**1,257**	(2,623)	1,726
Net increase/(decrease) in cash and cash equivalents	**$ (4,212)**	$ (57,564)	$ 7,936

The Company's operations generated cash of $110.8 million for the year ended December 31, 2009 primarily from net income of $84.0 million, compared with cash provided by operating activities of $90.7 million in 2008 and $88.8 million in 2007. The Company believes its current cash and cash equivalents balances, future cash flows expected to be generated from operating activities and available borrowings under its $175.0 million credit facility will be sufficient to finance its current operations and obligations, and fund expansion of the business for the foreseeable future

The Company made a contribution of $5.0 million to its defined benefit retirement plan (the "Plan") during each of the years ended December 31, 2009, 2008 and 2007 as a result of the Plan's funding status. The Company is considering making a contribution to the pension plan of $5.0 million during fiscal 2010. In the opinion of management, additional Plan contributions will not have a material effect on the Company's financial position, results of operations or liquidity.

The Company used $26.6 million on investments for the year ended December 31, 2009 and invested approximately $15.7 million in capital expenditures during the year. Capital expenditures for the year consisted primarily of equipment replacements and upgrades and improvements to the Company's management information systems. The Company expects to invest between $12.0 million and $15.0 million in 2010 in capital expenditures. During 2009, the Company made several small acquisitions totaling $11.0 million compared to $152.4 million during 2008. The expenditures for the Company's acquisitions were primarily funded by cash on hand and borrowings under a senior unsecured revolving credit facility. The Company continues to seek new acquisitions.

The Company used cash of $89.8 million on financing activities for the year ended December 31, 2009. A total of $27.9 million was paid in cash dividends ($0.28 per share) during the year ended December 31, 2009, compared to $25.0 million ($0.25 per share) during the year ended December 31, 2008. The Company used $29.1 million to repurchase 1.7 million shares of its common stock on the open market at an average price of $16.54 per share during 2009 compared to $23.2 million to purchase 1.4 million shares at an average price of $15.93 in 2008 and there are 3.0 million shares authorized remaining to be repurchased under prior Board approval.

On March 28, 2008, the Company entered into a Revolving Credit Agreement with SunTrust Bank and Bank of America, N.A. for an unsecured line of credit of up to $175 million, which includes a $75 million letter of credit subfacility, and a $10 million swingline subfacility. As of December 31, 2009, borrowings of $30 million were outstanding under the line of credit and there were no borrowings under the swingline subfacility. The Company maintains approximately $34.9 million in letters of credit. These letters of credit are required by the Company's fronting insurance companies and/or certain states, due to the Company's self-insured status, to secure various workers' compensation and casualty insurance contracts coverage.

The Company believes that it has adequate liquid assets, funding sources and insurance accruals to accommodate such claims.

The Revolving Credit Agreement is guaranteed by Rollins' domestic subsidiaries. The maturity date of the Credit Agreement is March 27, 2013. Outstanding balances of individual tranches under the Credit Agreement currently mature in 2010. Revolving loans under the Revolving Credit Agreement bear interest at one of the following two rates, at the Company's election:

- the Base Rate, which is the highest of SunTrust Bank's "prime rate" for the day of the borrowing, a fluctuating rate per annum equal to the Federal Funds Rate plus 0.50% or the Adjusted LIBOR Rate determined on a daily basis for an interest period of one month ; or
- with respect to any Eurodollar borrowings, Adjusted LIBOR (which equals LIBOR as increased to account for the maximum reserve percentages established by the U.S. Federal Reserve) plus an additional amount, which varies between .50% and .75%, based upon Rollins' then-current debt-to-EBITDA ratio. As of December 31, 2009, the additional rate allocated was .50%.

As of December 31, 2009, the effective interest rate on the outstanding borrowing under the line of credit was less than 1%. The Revolving Credit Agreement contains customary terms and conditions, including, without limitation, certain financial covenants including covenants restricting the Company's ability to incur certain indebtedness or liens, or to merge or consolidate with or sell substantially all of its assets to another entity. Further, the Revolving Credit Agreement contains financial covenants restricting the Company's ability to permit the ratio of the Company's consolidated debt to EBITDA to exceed 2.5 to 1.

The Company remained in compliance with applicable debt covenants at December 31, 2009 and expects to maintain compliance throughout 2010.

Litigation

Orkin, one of the Company's subsidiaries, is aggressively defending the following lawsuits in which the plaintiffs are seeking class certification: *John Maciel v. Orkin, Inc., et al.* (pending in the Superior Court of Los Angeles County, California) and *Ronald and Ileana Krzyzanowsky et al. v. Orkin Exterminating Company, Inc. and Rollins, Inc.* (pending in the United States District Court for the Northern District of California). In the *Krzyzanowsky* lawsuit, in response to a motion Orkin filed, the court ruled that the Plaintiffs could not seek certification of a class and dismissed all class allegations. Thereafter, the Plaintiffs' individual claims were resolved and the case was dismissed on December 30, 2009. The *Maciel v. Orkin* case has been scheduled for a class certification hearing on June 17, 2010. Western, another of the Company's subsidiaries, is aggressively defending the *Jennifer Thompson and Janet Flood v. Philadelphia Management Company, Parkway Associated, Parkway House Apartments, Barbara Williams, and Western Pest Services* lawsuit (pending in the Court of Common Pleas of Philadelphia County, Pennsylvania) in which the Plaintiffs are seeking class certification. The *Flood* lawsuit has not been scheduled for a class certification hearing. Other lawsuits against Orkin, Western and other subsidiaries of the Company, and in some instances the Company, are also being vigorously defended. For further discussion, see Note 11 to the accompanying financial statements.

Taxes

During the year ended December 31, 2007 a settlement was reached on a federal audit issue which resulted in the reduction of the liability for unrecognized tax benefits of $0.45 million each for the years ended December 31, 2008 and 2009.

Off Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

Other than the operating leases disclosed in the table that follows, the Company has no material off balance sheet arrangements.

The impact that the Company's contractual obligations as of December 31, 2009 are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments due by period				
Contractual obligations (in thousands)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Line of credit (1)	$ 30,000	$ 30,000	$ —	$ —	$ —
Non-compete obligations	1,374	338	660	376	—
Non-cancelable operating leases	73,557	28,367	39,500	5,690	—
Capital leases	250	217	33	—	—
Acquisition holdbacks	1,214	532	616	66	—
Unrecognized Tax Positions (2)	1,828	1,828	—	—	—
Total (3)	$ 108,223	$ 61,282	$ 40,809	$ 6,132	$ —

(1) The Company estimates interest on outstanding borrowings under the line of credit to be less than $1.0 million for the period of less than one year.

(2) These amounts represent expected payments with interest for unrecognized tax benefits as of December 31, 2009. Uncertain tax positions of $0.6 million are not included due to the uncertainty of the final amount and settlement date.

(3) Minimum pension funding requirements are not included as funding will not be required. The Company is considering making a contribution to the pension plan of $5.0 million.

Critical Accounting Policies

The Company views critical accounting policies to be those policies that are very important to the portrayal of our financial condition and results of operations, and that require management's most difficult, complex or subjective judgments. The circumstances that make these judgments difficult or complex relate to the need for management to make estimates about the effect of matters that are inherently uncertain. We believe our critical accounting policies to be as follows:

Subsequent Events—The Company evaluates its financial statements through the date the financial statements are issued. As of, the filing date, February 25, 2010, there were no subsequent events that would affect its financial statements.

Accrual for Termite Contracts—The Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include chemical life expectancy and government regulation. It is significant that the actual number of claims has decreased in recent years due to changes in the Company's business practices. However, it is not possible to precisely predict future significant claims. Positive changes to our business practices include revisions made to our contracts, more effective treatment methods, more effective termiticides, and expanding training.

Accrued Insurance—The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The Company contracts an independent third party actuary on an annual basis to provide the Company an estimated liability based upon historical claims information. The actuarial study is a major consideration, along with management's knowledge of changes in business practices and existing claims compared to current balances. The reserve is established based on all these factors. Due to the uncertainty associated with the estimation of future loss and expense payments and inherent limitations of the data, actual developments may vary from the Company's projections. This is particularly true since critical assumptions regarding the parameters used to develop reserve estimates are largely based upon judgment. Therefore, changes in estimates may be material. Management's judgment is inherently subjective and a number of factors are outside management's knowledge and control. Additionally, historical information is not always an accurate indication of future events. It should be noted that the number of claims have been decreasing due to the Company's proactive risk management to develop and maintain ongoing programs. Initiatives that have been implemented include pre-employment screening and an annual motor vehicle report required on all its drivers, post-offer physicals for new employees, and pre-hire, random and post-accident drug testing. The Company has improved the time required to report a claim by utilizing a "Red Alert" program that provides serious accident assessment twenty four hours a day and seven days a week and has instituted a modified duty program that enables employees to go back to work on a limited-duty basis.

Revenue Recognition—The Company's revenue recognition policies are designed to recognize revenues at the time services are performed. For certain revenue types, because of the timing of billing and the receipt of cash versus the timing of performing services, certain accounting estimates are utilized. Residential and commercial pest control services are primarily recurring in nature on a monthly, bi-monthly or quarterly basis, while certain types of commercial customers may receive multiple treatments within a given month. In general, pest control customers sign an initial one-year contract, and revenues are recognized at the time services are performed. For pest control customers, the Company offers a discount for those customers who prepay for a full year of services. The Company defers recognition of these advance payments and recognizes the revenue as the services are rendered. The Company classifies the discounts related to the advance payments as a reduction in revenues. Termite baiting revenues are recognized based on the delivery of the individual units of accounting. At the inception of a new baiting services contract upon quality control review of the installation, the Company recognizes revenue for the delivery of the monitoring stations, initial directed liquid termiticide treatment and installation of the monitoring services. The amount deferred is the fair value of monitoring services to be rendered after the initial service. Fair values are generally established based on the prices charged when sold separately by the Company. The amount deferred for the undelivered monitoring element is then recognized as income on a straight-line basis over the remaining contract term, which results in recognition of revenue in a pattern that approximates the timing of performing monitoring visits. Baiting renewal revenue is deferred and recognized over the annual contract period on a straight-line basis that approximates the timing of performing the required monitoring visits.

Revenue received for termite renewals is deferred and recognized on a straight-line basis over the remaining contract term; and, the cost of reinspections, reapplications and repairs and associated labor and chemicals are expensed as incurred. For outstanding claims, an estimate is made of the costs to be incurred (including legal costs) based upon current factors and historical information. The performance of reinspections tends to be close to the contract renewal date and, while reapplications and repairs involve an insubstantial number of the contracts, these costs are incurred over the contract term. As the revenue is being deferred, the future cost of reinspections, reapplications and repairs and associated labor and chemicals applicable to the deferred revenue are expensed as incurred. The Company accrues for noticed claims. The costs of providing termite services upon renewal are compared to the expected revenue to be received and a provision is made for any expected losses.

Contingency Accruals—The Company is a party to legal proceedings with respect to matters in the ordinary course of business. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards CodificationTM (ASC) Topic 450 "Contingencies," the Company estimates and accrues for its liability and costs associated with the litigation. Estimates and accruals are determined in consultation with outside counsel. Because it is not possible to accurately predict the ultimate result of the litigation, judgments concerning accruals for liabilities and costs associated with litigation are inherently uncertain and actual liability may vary from amounts estimated or accrued. However, in the opinion of management, the outcome of the litigation will not have a material adverse impact on the Company's financial condition or results of operations.

Defined benefit pension plan—In 2002, the Company ceased all future benefit accruals under the defined benefit plan, although the Company remains obligated to provide employees benefits earned through March 2002. The Company accounts for the defined benefit plan in accordance with FASB ASC Topic 715 *"Compensation- Retirement Benefits"*, and engages an outside actuary to calculate its obligations and costs. With the assistance of the actuary, the Company evaluates the significant assumptions used on a periodic basis including the estimated future return on plan assets, the discount rate, and other factors, and makes adjustments to these liabilities as necessary.

The Company chooses an expected rate of return on plan assets based on historical results for similar allocations among asset classes, the investments strategy, and the views of our investment adviser. Differences between the expected long-term return on plan assets and the actual return are amortized over future years. Therefore, the net deferral of past asset gains (losses) ultimately affects future pension expense. The Company's assumption for the expected return on plan assets is seven percent which is a one percent reduction from the prior year's eight percent.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company utilizes a yield curve approach. The approach utilizes an economic model whereby the Company's expected benefit payments over the life of the plan is forecasted and then compared to a portfolio of corporate bonds that will mature at the same time that the benefit payments are due in any given year. The economic model then calculates the one discount rate to apply to all benefit payments over the life of the plan which will result in the same total lump sum as the payments from the corporate bonds. The discount rate was 6.01 percent as of December 31, 2009 compared to 6.81 percent in 2008 and 6.25 percent in 2007. A lower discount rate increases the present value of benefit obligation.

As of December 31, 2009, the defined benefit plan was under-funded and the recorded change within accumulated other comprehensive income decreased stockholders' equity by $458 thousand before tax.

Recently Adopted Accounting Pronouncements

During 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2009-01(ASU 2009-01) titled *"Topic 105—Generally Accepted Accounting Principles amendments based on Statement of Financial Accounting Standards No. 168-The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles."* FASB Accounting Standards CodificationTM (ASC) Topic 105, *"Generally Accepted Accounting Principles"* has become the single source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities, effective for financial statements issued for interim and annual periods ending after September 15, 2009. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB now issues Accounting Standards Updates that are not considered authoritative in their own right, but will serve to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. References to accounting literature throughout this document have been updated to reflect the codification.

In September 2009, the FASB issued ASU No. 2009-12, *"Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)"* (ASU 2009-12). ASU 2009-12 amends Accounting Standards Codification Topic 820-10, *"Fair Value Measurements—Overall."* The amendments in ASU 2009-12 provide a practical expedient to measure investments that are required to be measured at fair value on a recurring or non-recurring basis but do not have a readily determinable fair value. The investments can be valued on the basis of the net asset value per share of the investment. There are additional disclosure requirements by major category of investments and the nature of restrictions on the investor's ability to redeem its investments. The amendments in this ASU are effective for annual periods ending after December 15, 2009. See Note 12 for related disclosures regarding pension assets that do not have readily determinable fair value.

In December 2008, the FASB issued certain amendments as codified in ASC Topic 715-20-65, *"Compensation—Retirement Benefits, Defined Benefit Plans."* These amendments require additional disclosures regarding how investment decisions are made: the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and significant concentrations of risk within plan assets The disclosures about plan assets are required to be provided for fiscal years ending after December 15, 2009, with no restatement required for earlier periods that are presented for comparative purposes, upon initial application. Earlier application of the provisions is permitted. See Note 12 of the accompanying financial statements for related disclosures.

In May 2009, the FASB issued a new standard, as codified in ASC Topic 855 *"Subsequent Events."* FASB ASC Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, it provides guidance regarding the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted this standard in the second quarter of 2009 and the adoption did not have a material effect on the Company's consolidated financial statements.

In April 2009, the FASB issued certain amendments as codified in ASC Topic 820-10-65, *"Fair Value Disclosures."* ASC Topic 820-10-65 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. An entity is required to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The Company adopted the provisions in the second quarter of 2009 and the adoption did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued certain amendments as codified in ASC Topic 320-10-65, *"Investments—Debt and Equity Securities."* These amendments (i) change existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replace the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The Company adopted ASC Topic 320 in the second quarter of 2009 and the adoption did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued certain amendments as codified in ASC Topic 825-10-65, *"Financial Instruments,"* that require an entity to provide disclosures about fair value of financial instruments in interim financial information including whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose, in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. The Company adopted these amendments in the second quarter of 2009. See Note 6 of the accompanying financial statements for related disclosures.

In August 2009, the FASB issued Accounting Standards Update No. 2009-5, *"Measuring Liabilities at Fair Value"* (ASU 2009-05). ASU 2009-05 amends Accounting Standards Codification Topic 820, *"Fair Value Measurements."* ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of ASC Topic 820 (e.g. an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The Company adopted these amendments in the fourth quarter of 2009 and the adoption did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2009, the FASB issued ASU 2009-17, *"Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,"* which codifies FASB Statement No. 167, *"Amendments to FASB Interpretation No. 46(R)."* The ASU changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. These provisions are effective January 1, 2010, for a calendar year-end entity, with early application not being permitted. Adoption of these provisions is not expected to have a material impact on the Company's consolidated financial statements.

In November 2009, the FASB issued ASU 2009-16, *"Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets,"* which formally codifies FASB Statement No. 166, *"Accounting for Transfers of Financial Assets."* ASU 2009-16 is a revision to SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* and requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures. The provisions are effective January 1, 2010, for a calendar year-end entity, with early application not being permitted. Adoption of these provisions is not expected to have a material impact on the Company's consolidated financial statements.

In September 2009, the FASB issued certain amendments as codified in ASC Topic 605-25, *"Revenue Recognition; Multiple-Element Arrangements."* These amendments provide clarification on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. An entity is required to allocate revenue in an arrangement using estimated selling prices of deliverables in the absence of vendor-specific objective evidence or third-party evidence of selling price. These amendments also eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The amendments significantly expand the disclosure requirements for multiple-deliverable revenue arrangements. These provisions are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Company is currently evaluating the impact of these amendments to its consolidated financial statements.

There were various other accounting standards and interpretations issued during 2007, 2008 and 2009 to February 25, 2010, none of which are expected to have a material impact on the Company's financial position, operations or cash flows.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the Company's belief that its levels of supplies will alleviate the potential short-term shortage in availability from its suppliers; management's belief that environmental remediation costs estimated to be incurred are not material to the Company's financial condition or operating results; the outcome of litigation, as discussed in the Legal Proceedings section and elsewhere, and the Company's belief that such litigation will not have a material adverse effect on the Company's financial position; the Company's expectation to continue its payment of cash dividends; the Company's belief that it is recession resistant; the adequacy of the Company's resources and borrowings to fund operations and obligations; management's belief that any additional pension plan contributions will not have a material effect on the Company's financial position, results of operation or liquidity; the Company's projected 2010 capital expenditures; the Company's expectation to maintain compliance with the covenants contained in its Revolving Credit Agreement throughout 2010; the impact of the Company's contractual obligations; the impact of recent accounting pronouncements; and interest rate risks and foreign exchange currency risk on the Company's financial position, results of operations and liquidity. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks, timing and uncertainties including, without limitation, the possibility of an adverse ruling against the Company in pending litigation; general economic conditions; market risk; changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the Company's ability to identify potential acquisitions; climate and weather trends; competitive factors and pricing practices; potential increases in labor costs; and changes in various government laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market Risk

The Company maintains an investment portfolio subject to short-term interest rate risk exposure. The Company is also subject to interest rate risk exposure through borrowings on its $175 million credit facility. Currently, interest rates are fixed on the outstanding borrowings of $30 million ($25 million at February 24, 2010) creating minimal interest rate risk exposure. However, the Company does maintain approximately $34.9 million in Letters of Credit. The Company is also exposed to market risks arising from changes in foreign exchange rates. The Company believes that this foreign exchange rate risk will not have a material effect upon the Company's results of operations or financial position going forward.

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

To the Stockholders of Rollins, Inc.:

The management of Rollins, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Rollins, Inc. maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The internal control system is augmented by written policies and procedures, an internal audit program and the selection and training of qualified personnel. This system includes policies that require adherence to ethical business standards and compliance with all applicable laws and regulations.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of internal controls over financial reporting, as of December 31, 2009 based on criteria established in Internal Control—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management's assessment is that Rollins, Inc. maintained effective internal control over financial reporting as of December 31, 2009.

The independent registered public accounting firm, Grant Thornton LLP has audited the consolidated financial statements as of and for the year ended December 31, 2009, and has also issued their report on the effectiveness of the Company's internal control over financial reporting, included in this report on page 38.

/s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer

/s/ HARRY J. CYNKUS

Harry J. Cynkus
Vice President, Chief Financial Officer and Treasurer

Atlanta, Georgia
February 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Rollins, Inc.

We have audited Rollins, Inc. (a Delaware Corporation) and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on Rollins, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 25, 2010 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Shareholders
Rollins, Inc.

We have audited the accompanying consolidated statements of financial position of Rollins, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 9 to the consolidated financial statements, the Company adopted new accounting guidance on January 1, 2007 related to the accounting for uncertainty in income tax reporting.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 25, 2010 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 25, 2010

Item 8. Financial Statements and Supplementary Data.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Rollins, Inc. and Subsidiaries

At December 31, (in thousands except share information)	2009	2008
ASSETS		
Cash and cash equivalents	$ 9,504	$ 13,716
Trade receivables, short-term, net of allowance for doubtful accounts of $7,589 and $6,371, respectively	60,590	56,884
Accounts receivable-other, net	2,164	2,185
Materials and supplies	10,208	10,893
Deferred income taxes, net	25,839	20,018
Other current assets	12,225	13,142
Total Current Assets	120,530	116,838
Equipment and property, net	74,644	78,625
Goodwill	189,658	187,266
Customer contracts	121,176	129,092
Other intangible assets, net	24,785	25,719
Deferred income taxes	17,901	17,886
Trade receivables, long-term, net of allowance for doubtful accounts of $1,083 and $1,168, respectively	9,356	11,124
Other assets	8,446	5,967
Total Assets	$ 566,496	$ 572,517
LIABILITIES		
Accounts payable	15,841	18,782
Accrued insurance	16,567	15,404
Accrued compensation and related liabilities	57,377	56,334
Unearned revenue	85,883	88,288
Accrual for termite contracts	3,382	5,452
Line of credit	30,000	65,000
Other current liabilities	23,703	23,567
Total current liabilities	232,753	272,827
Accrued insurance, less current portion	24,908	23,483
Accrual for termite contracts, less current portion	6,618	8,848
Accrued pension	14,895	20,353
Long-term accrued liabilities	22,756	18,573
Total Liabilities	301,930	344,084
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Preferred stock, without par value; 500,000 authorized, zero shares issued	—	—
Common stock, par value $1 per share; 170,000,000 shares authorized, 98,904,349 and 100,040,969 shares issued, respectively	98,904	100,041
Paid in capital	22,655	18,087
Accumulated other comprehensive loss	(32,127)	(34,758)
Retained earnings	175,134	145,063
Total Stockholders' Equity	264,566	228,433
Total Liabilities and Stockholders' Equity	$ 566,496	$ 572,517

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Rollins, Inc. and Subsidiaries

Years ended December 31, (in thousands except per share data)	2009	2008	2007
REVENUES			
Customer services	**$ 1,073,958**	$ 1,020,564	$ 894,920
COSTS AND EXPENSES			
Cost of services provided	**551,002**	534,494	468,665
Depreciation and amortization	**37,169**	33,443	27,068
Sales, general and administrative	**355,590**	339,078	296,615
(Gain)/loss on sales/impairment of assets	**2,942**	(166)	(52)
Interest (income)/expense	**964**	761	(2,289)
	947,667	907,610	790,007
INCOME BEFORE INCOME TAXES	**126,291**	112,954	104,913
PROVISION FOR INCOME TAXES			
Current	**41,873**	39,563	39,149
Deferred	**434**	4,457	1,033
	42,307	44,020	40,182
NET INCOME	**$ 83,984**	$ 68,934	$ 64,731
INCOME PER SHARE – BASIC	**$ 0.84**	$ 0.69	$ 0.64
INCOME PER SHARE – DILUTED	**$ 0.84**	$ 0.69	$ 0.64
Weighted average shares outstanding – basic	**99,453**	100,802	101,528
Weighted average shares outstanding – diluted	**99,749**	101,220	102,205
DIVIDENDS PAID PER SHARE	**$ 0.28**	$ 0.25	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Rollins, Inc. and Subsidiaries

(In thousands)	Common Stock Shares	Common Stock Amount	Treasury Stock	Treasury Amount	Paid-In-Capital	Treasury Paid-In-Capital	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Retained Earnings	Total
Balance at December 31, 2006	**106,184**	**$ 106,184**	**(4,347)**	**$ (4,347)**	**$ 11,737**	**$ —**		**$ (17,784)**	**$ —**	**$ 115,669**	**$ 211,459**
Net Income							64,731			64,731	64,731
Cumulative Effect Adjustment of adoption of FIN 48										(1,676)	(1,676)
Other Comprehensive Income, Net of Tax											
Unrealized Loss on Investments							3				3
Pension Liability Adjustment							11,029				11,029
Foreign Currency Translation Adjustments							2,702				2,702
Other Comprehensive Income							13,734	13,734			
Comprehensive Income							78,465				
Cash Dividends										(20,332)	(20,332)
Common Stock Purchased (1)			(1,697)	(1,697)						(36,866)	(38,563)
Common Stock Retired	(4,595)	(4,595)	4,595	4,595							—
Three-for-Two Stock Split – 2007	(1,736)	(1,736)	1,449	1,449						257	(30)
Stock Compensation	215	215			2,974						3,189
Common Stock Options Exercised (2)	568	568			(2,564)						(1,996)
Excess Tax Benefit on Non-Qualified Stock Options					3,037						3,037
Balance at December 31, 2007	**100,636**	**$ 100,636**	**—**	**$ —**	**$ 15,184**	**$ —**		**$ (4,050)**	**$ —**	**$ 121,783**	**$ 233,553**
Net Income							68,934			68,934	68,934
Other Comprehensive Income, Net of Tax											
Pension Liability Adjustment							(27,084)				(27,084)
Foreign Currency Translation Adjustments							(3,624)			—	(3,624)
Other Comprehensive Income							(30,708)	(30,708)			
Comprehensive Income							38,226				
Cash Dividends										(24,969)	(24,969)
Common Stock Purchased (1)	(1,385)	(1,385)								(20,685)	(22,070)
Stock Compensation	641	641			3,751						4,392
Common Stock Options Exercised (2)	149	149			(992)						(843)
Excess Tax Benefit on Non-Qualified Stock Options					144						144
Balance at December 31, 2008	**100,041**	**$ 100,041**	**—**	**$ —**	**$ 18,087**	**$ —**		**$ (34,758)**	**$ —**	**$ 145,063**	**$ 228,433**
Net Income							83,984			83,984	83,984
Other Comprehensive Income, Net of Tax											
Pension Liability Adjustment							(14)				(14)
Foreign Currency Translation Adjustments							2,645			—	2,645
Other Comprehensive Income							2,631	2,631			
Comprehensive Income							86,615				
Cash Dividends										(27,853)	(27,853)
Common Stock Purchased (1)	(1,677)	(1,677)								(26,060)	(27,737)
Stock Compensation	463	463			5,337						5,800
Common Stock Options Exercised (2)	77	77			(955)						(878)
Excess Tax Benefit on Restricted Stock Dividend Compensation					186						186
Balance at December 31, 2009	**98,904**	**$ 98,904**	**—**	**$ —**	**$ 22,655**	**$ —**		**$ (32,127)**	**$ —**	**$ 175,134**	**$ 264,566**

(1) Charges to Retained Earnings are from purchases of the Company's Common Stock.
(2) Common Stock Options Exercised are net of employee stock buybacks

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Rollins, Inc. and Subsidiaries

Years ended December 31, (in thousands)	2009	2008	2007
OPERATING ACTIVITIES			
Net Income	**$ 83,984**	$ 68,934	$ 64,731
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**37,169**	33,443	27,068
Provision for deferred income taxes	**434**	4,457	1,033
Stock based compensation expense	**5,800**	4,392	3,189
(Gain)/loss on sales/impairments of assets	**2,942**	(166)	(52)
Excess tax benefits from share-based payments	**(186)**	(144)	(3,037)
Provision for bad debts	**9,638**	8,984	5,915
Other, net	**126**	(712)	(232)
Changes in assets and liabilities:			
Trade accounts receivables	**(9,977)**	(9,440)	(6,565)
Accounts receivable- other	**84**	(361)	709
Materials and supplies	**1,040**	(422)	(26)
Other current assets	**(2,164)**	(3,760)	(1,205)
Other non-current assets	**(1,407)**	(613)	(383)
Accounts payable and accrued expenses	**(9,898)**	(1,384)	22
Unearned revenue	**(2,939)**	(1,691)	1,731
Accrued insurance	**2,589**	(221)	(1,053)
Accrual for termite contracts	**(4,300)**	(3,700)	(2,201)
Accrued pension	**(5,000)**	(5,000)	(5,000)
Long-term accrued liabilities	**2,911**	(1,852)	4,118
Net cash provided by operating activities	**110,846**	90,744	88,762
INVESTING ACTIVITIES			
Cash used for acquisitions of companies, net of cash acquired	**(10,966)**	(152,369)	(6,801)
Purchase of equipment and property	**(15,740)**	(14,815)	(16,244)
Cash from sales of franchises	**56**	321	204
Proceeds from sales of assets	**88**	146	87
Net cash used in investing activities	**(26,562)**	(166,717)	(22,754)
FINANCING ACTIVITIES			
Borrowings, under line of credit agreement	**—**	90,000	—
Payments on line of credit borrowings	**(35,000)**	(25,000)	—
Cash paid for common stock purchased	**(29,108)**	(23,240)	(41,971)
Dividends paid	**(27,853)**	(24,969)	(20,332)
Book overdrafts in bank accounts	**2,000**	4,600	—
Proceeds received upon exercise of stock options	**493**	326	1,384
Principal payments on capital lease obligations	**(471)**	(829)	(1,916)
Excess tax benefits from share-based payments	**186**	144	3,037
Net cash provided by/(used in) financing activities	**(89,753)**	21,032	(59,798)
Effect of exchange rate changes on cash	**1,257**	(2,623)	1,726
Net increase/(decrease) in cash and cash equivalents	**(4,212)**	(57,564)	7,936
Cash and cash equivalents at beginning of year	**13,716**	71,280	63,344
Cash and cash equivalents at end of year	**$ 9,504**	$ 13,716	$ 71,280
Supplemental disclosure of cash flow information			
Cash paid for interest	**$ 1,031**	$ 1,030	$ 118
Cash paid for income taxes	**$ 46,431**	$ 41,638	$ 40,129

The accompanying notes are an integral part of these consolidated financial statements

Supplemental Disclosures of Non-Cash Items

Pension–Non-cash (increases) decreases in the minimum pension liability which were (charged) credited to other comprehensive income/(loss) were \$(23) thousand, \$(44.2) million, and \$19.9 million in 2009, 2008, and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2009, 2008, and 2007, Rollins, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description—Rollins, Inc. (the "Company") was originally incorporated in 1948 under the laws of the state of Delaware as Rollins Broadcasting, Inc.

The Company is an international service company with headquarters located in Atlanta, Georgia, providing pest and termite control services through its wholly-owned subsidiaries to both residential and commercial customers in North America with domestic franchises and international franchises in Mexico, Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe.

Orkin, LLC ("Orkin"), a wholly-owned subsidiary of the Company founded in 1901, is one of the world's largest pest and termite control companies. It provides customized services from over 400 locations. Orkin serves customers in the United States, Canada, Mexico, Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe providing essential pest control services and protection against termite damage, rodents and insects to homes and businesses, including hotels, food service establishments, food manufacturers, retailers and transportation companies. Orkin operates under the Orkin®, and PCO Services, Inc. ® trademarks and the Acurid℠ service mark. The Orkin® brand name makes Orkin the most recognized pest and termite company throughout the country.

PCO Services ("PCO"), a wholly-owned subsidiary of Orkin founded in 1952, was acquired by Orkin in 1999. PCO Services is Canada's largest pest control provider and a leader in the development of fast, effective and environmentally responsible pest control solutions.

Western Pest Services ("Western"), a wholly-owned subsidiary of the Company founded in 1928, was acquired by Rollins, Inc. in 2004. Western is primarily a commercial pest control service company and its business complements most of the services Orkin offers focusing on the northeastern United States.

The Industrial Fumigant Company ("IFC"), a wholly-owned subsidiary of the Company founded in 1937, was acquired by Rollins, Inc. in 2005. IFC is a leading provider of pest management and sanitation services and products to the food and commodity industries.

HomeTeam Pest Defense ("HomeTeam"), a wholly-owned subsidiary of the Company established in 1996, was acquired by Rollins, Inc. in April 2008. At the time of the acquisition, HomeTeam, with its unique Taexx in the wall system, was recognized as a premier pest control business and ranked as the 4th largest company in the industry. HomeTeam services home builders nationally.

Crane Pest Control ("Crane"), a wholly-owned subsidiary of the Company established in 1930, was acquired by Rollins, Inc in December 2008. Crane's primary service is commercial pest control serving northern California and the Reno/Tahoe basin.

The Company has only one reportable segment, its pest and termite control business. Revenue, operating profit and identifiable assets for this segment, includes the United States, Canada, Mexico, Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe. The Company's results of operations and its financial condition are not reliant upon any single customer or a few customers or the Company's foreign operations.

Principles of Consolidation—The Company's policy is to consolidate all subsidiaries, investees or other entities where it has voting control, is subject to a majority of the risk of loss or is entitled to receive a majority of residual returns. The Company does not have any interest in other investees, joint ventures, or other entities that require consolidation.

The consolidated financial statements include the accounts of the Company and subsidiaries owned by the Company. All material intercompany accounts and transactions have been eliminated.

Estimates Used in the Preparation of Consolidated Financial Statements—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying notes and financial statements. Actual results could differ from those estimates.

Revenues—The Company's revenue recognition policies are designed to recognize revenues at the time services are performed. For certain revenue types, because of the timing of billing and the receipt of cash versus the timing of performing services, certain accounting estimates are utilized. Residential and commercial pest control services are primarily recurring in nature on a monthly, bi-monthly or quarterly basis, while certain types of commercial customers may receive multiple treatments within a given month. In general, pest control customers sign an initial one-year contract, and revenues are recognized at the time services are performed. For pest control customers, the Company offers a discount for those customers who prepay for a full year of services. The Company defers recognition of these advance payments and recognizes the revenue as the services are rendered. The Company classifies the discounts related to the advance payments as a reduction in revenues. Termite baiting revenues are recognized based on the delivery of the individual units of accounting. At the inception of a new baiting services contract upon quality control review of the installation, the Company recognizes revenue for the delivery of the monitoring stations, initial directed liquid termiticide treatment and installation of the monitoring services. The amount deferred is the fair value of monitoring services to be rendered after the initial service. Fair values are generally established based on the prices charged when sold separately by the Company. The amount deferred for the undelivered monitoring element is then recognized as income on a straight-line basis over the remaining contract term, which results in recognition of revenue in a pattern that approximates the timing of performing monitoring visits. Baiting renewal revenue is deferred and recognized over the annual contract period on a straight-line basis that approximates the timing of performing the required monitoring visits.

Revenue received for termite renewals is deferred and recognized on a straight-line basis over the remaining contract term; and, the cost of reinspections, reapplications and repairs and associated labor and chemicals are expensed as incurred. For outstanding claims, an estimate is made of the costs to be incurred (including legal costs) based upon current factors and historical information. The performance of reinspections tends to be close to the contract renewal date and, while reapplications and repairs involve an insubstantial number of the contracts, these costs are incurred over the contract term. As the revenue is being deferred, the future cost of reinspections, reapplications and repairs and associated labor and chemicals applicable to the deferred revenue are expensed as incurred. The Company accrues for noticed claims. The costs of providing termite services upon renewal are compared to the expected revenue to be received and a provision is made for any expected losses.

All revenues are reported net of sales taxes.

The Company's foreign operations accounted for approximately 7% of total revenues for the year ended December 31, 2009, and 8% for the years ended December 31, 2008 and 2007.

Interest income on installment receivables is accrued monthly based on actual loan balances and stated interest rates. Recognition of initial franchise fee revenues occurs when all material services or conditions relating to a new agreement have been substantially performed or satisfied by the Company. Initial franchise fees are treated as unearned revenue in the Statement of Financial Position until such time. Royalties from Orkin franchises are accrued and recognized as revenues as earned on a monthly basis.

Gains on sales of pest control customer accounts to franchises are recognized at the time of sale and when collection is reasonably assured.

Allowance for Doubtful Accounts—The Company maintains an allowance for doubtful accounts based on the expected collectability of accounts receivable. Management uses historical collection results as well as accounts receivable aging in order to determine the expected collectability of accounts receivable. Substantially all of the Company's receivables are due from pest control and termite services in the United States and selected international locations. Our allowance for doubtful accounts is determined using a combination of factors to ensure that our receivables are not overstated due to uncollectability. Our established credit evaluation procedures seek to minimize the amount of business we conduct with higher risk customers. Provisions for doubtful accounts are recorded in selling, general and administrative expenses. Accounts are written-off against the allowance for doubtful accounts when the Company determines that amounts are uncollectible and recoveries of amounts previously written off are recorded when collected. Significant recoveries will generally reduce the required provision in the period of recovery. Therefore, the provision for doubtful accounts can fluctuate significantly from period to period. There were no large recoveries in 2009, 2008 and 2007. We record specific provisions when we become aware of a customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, our estimates of the realizability of receivables would be further adjusted, either upward or downward.

Advertising—Advertising costs are charged to expense during the year in which they are incurred.

	Years ended December 31,		
(in thousands)	**2009**	2008	2007
Advertising	**$ 43,693**	$ 41,559	$ 37,699

Cash and Cash Equivalents—The Company considers all investments with an original maturity of three months or less to be cash equivalents. Short-term investments, included in cash and cash equivalents, are stated at cost, which approximates fair market value. At times, cash and cash equivalents may exceed federally insured amounts.

	At December 31,		
(in thousands)	**2009**	2008	2007
Cash held in foreign bank accounts	**$ 2,990**	$ 8,442	$ 14,103

Marketable Securities—From time to time, the Company maintains investments held by several large, well-capitalized financial institutions. The Company's investment policy does not allow investment in any securities rated less than "investment grade" by national rating services. The Company's marketable securities generally consist of United States government, corporate and municipal debt securities.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. Debt securities are classified as available-for-sale because the Company does not have the intent to hold the securities to maturity. Available-for-sale securities are stated at their fair values, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income.

The Company had no marketable securities other than those held in the defined pension benefit plan and the nonqualified deferred compensation plan at December 31, 2009 and 2008. See note 12 for further details.

Materials and Supplies—Materials and supplies are recorded at the lower of cost (first-in, first-out basis) or market.

Income Taxes—The Company provides for income taxes based on FASB ASC Topic 740 *"Income Taxes,"* which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. The Company provides an allowance for deferred tax assets when it is determined that it is more likely than not that the deferred tax assets will not be utilized. The Company establishes additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold. The Company's policy is to record interest and penalties related to income tax matters in income tax expense.

Equipment and Property—Depreciation and amortization, which includes the amortization of assets recorded under capital leases, are provided principally on a straight-line basis over the estimated useful lives of the related assets. Annual provisions for depreciation are computed using the following asset lives: buildings, ten to forty years; and furniture, fixtures, and operating equipment, two to ten years. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are expensed as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. The annual provisions for depreciation, below, have been reflected in the Consolidated Statements of Income in the line item entitled Depreciation and Amortization:

	Years ended December 31,		
(in thousands)	**2009**	2008	2007
Depreciation	**$ 15,874**	$ 14,205	$ 13,677

Goodwill and Other Intangible Assets—In accordance with FASB ASC Topic 350, *"Intangibles—Goodwill and other"*, the Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. The Company does not amortize intangible assets with indefinite lives and goodwill. Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate the assets might be impaired. Such conditions may include an economic downturn or a change in the assessment of future operations. The Company performs impairment tests of goodwill at the Company level. Such impairment tests for goodwill include comparing the fair value of the appropriate reporting unit (the Company) with its carrying value. The Company performs impairment tests for indefinite-lived intangible assets by comparing the fair value of each indefinite-lived intangible asset unit to its carrying value. The Company recognizes an impairment charge if the asset's carrying value exceeds its estimated fair value. The Company completed its most recent annual impairment analyses as of September 30, 2009. Based upon the results of these analyses, the Company has concluded that no impairment of its goodwill or other intangible assets was indicated.

Impairment of Long-Lived Assets—In accordance with FASB ASC Topic 360, *"Property, Plant and Equipment"*, the Company's long-lived assets, such as property and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. We periodically evaluate the appropriateness of remaining depreciable lives assigned to long-lived assets, including assets that may be subject to a management plan for disposition.

At December 31, 2009, the Company determined that a significant portion of its routing and scheduling initiative had no useful value and recognized an impairment of the asset of $2.9 million. The Company continues to explore alternative vendors for the routing and scheduling initiative.

Insurance—The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The Company contracts an independent third party actuary on a semi-annual basis to provide the Company an estimated liability based upon historical claims information. The actuarial study is a major consideration, along with management's knowledge of changes in business practice and existing claims compared to current balances. The reserve is established based on all these factors. Management's judgment is inherently subjective and a number of factors are outside management's knowledge and control. Additionally, historical information is not always an accurate indication of future events.

Accrual for Termite Contracts—The Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include termiticide life expectancy and government regulation. It is significant that the actual number of claims has decreased in recent years due to changes in the Company's business practices. However, it is not possible to precisely predict future significant claims.

Contingency Accruals—The Company is a party to legal proceedings with respect to matters in the ordinary course of business. In accordance with FASB ASC Topic 450 *"Contingencies,"* the Company estimates and accrues for its liability and costs associated with the litigation. Estimates and accruals are determined in consultation with outside counsel. Because it is not possible to accurately predict the ultimate result of the litigation, judgments concerning accruals for liabilities and costs associated with litigation are inherently uncertain and actual liability may vary from amounts estimated or accrued. However, in the opinion of management, the outcome of the litigation will not have a material adverse impact on the Company's financial condition or results of operations.

Treasury Shares—During the year ended December 31, 2009, the Company repurchased 1.7 million shares at a weighted-average price of $16.54 per share compared to 1.4 million shares at an average price of $15.93 in 2008 and there are 3.0 million shares remaining to be repurchased under prior Board approval. Rollins has had a buyback program in place for a number of years and has routinely purchased shares when it felt the opportunity was desirable. The Board authorized the purchase of 5.0 million additional shares of the Company's common stock in October 2008. This authorization enables the Company to continue the purchase of Rollins, Inc. common stock when appropriate. The stock buy-back program has no expiration date.

During the year ended December 31, 2007 the Company retired all of its existing treasury shares, increasing the number of unissued but authorized shares, and began to retire common shares as they are repurchased. During 2009, 1.7 million shares were repurchased in the open market for $27.7 million, 1.4 million (post split) shares were repurchased for $22.1 million in 2008 and 2.4 million (post split) shares were repurchased for $38.6 million in 2007.

Earnings Per Share—FASB ASC Topic 260-10 *"Earnings Per Share- Overall,"* requires a basic earnings per share and diluted earnings per share presentation. Further, all outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are considered participating securities and an entity is required to include participating securities in its calculation of basic earnings per share. During 2009 the Company adopted the provisions of FSP EITF 03-6-1 codified as FASB ASC Topic 260-10-45 *"Participating Securities and the Two-Class Method"* and the adoption had no significant impact to its financial statements.

The Company has periodically issued share-based payment awards that contain non-forfeitable rights to dividends and therefore are considered participating securities. See Note 12 for further information on restricted stock granted to employees.

The basic and diluted calculations differ as a result of the dilutive effect of stock options and time lapse restricted shares and performance restricted shares included in diluted earnings per share, but excluded from basic earnings per share. Basic and diluted earnings per share are computed by dividing net (loss) income by the weighted average number of shares outstanding during the respective periods.

A reconciliation of weighted average shares outstanding along with the earnings per share attributable to restricted shares of common stock (participating securities) is as follows:

	Twelve Months end December 31,		
	2009	2008	2007
Net income	**$ 83,984**	$ 68,934	$ 64,731
Less: Dividends paid			
Common Stock	**(27,370)**	(24,575)	(20,093)
Restricted shares of common stock	**(483)**	(388)	(234)
Undistributed earnings for the period	**$ 56,131**	$ 43,971	$ 44,404
Allocation of undistributed earnings:			
Common stock	**$ 55,098**	$ 43,276	$ 43,867
Restricted shares of common stock	**1,033**	695	537
Diluted allocation of undistributed earnings:			
Common stock	**$ 55,101**	$ 43,279	$ 43,871
Restricted shares of common stock	**1,030**	692	533
Basic shares outstanding:			
Common stock	**97,622**	99,209	100,301
Restricted shares of common stock	**1,831**	1,593	1,227
	99,453	100,802	101,528
Diluted shares outstanding:			
Common stock	**97,622**	99,209	100,301
Dilutive effect of stock options	**296**	418	677
	97,918	99,627	100,978
Restricted shares of common stock	**1,831**	1,593	1,227
	99,749	101,220	102,205
Basic earnings per share			
Common stock:			
Distributed earnings	**$ 0.28**	$ 0.25	$ 0.20
Undistributed earnings	**0.56**	0.44	0.44
	$ 0.84	$ 0.69	$ 0.64
Restricted shares of common stock			
Distributed earnings	**$ 0.27**	$ 0.24	$ 0.19
Undistributed earnings	**0.56**	0.44	0.44
	$ 0.83	$ 0.68	$ 0.63
Total shares of common stock			
Distributed earnings	**$ 0.28**	$ 0.25	$ 0.20
Undistributed earnings	**0.56**	0.44	0.44
	$ 0.84	$ 0.69	$ 0.64
Diluted earning per share:			
Common stock:			
Distributed earnings	**$ 0.28**	$ 0.25	$ 0.20
Undistributed earnings	**0.56**	0.44	0.44
	$ 0.84	$ 0.69	$ 0.64
Restricted shares of common stock			
Distributed earnings	**$ 0.27**	$ 0.24	$ 0.19
Undistributed earnings	**0.56**	0.44	0.44
	$ 0.83	$ 0.68	$ 0.63
Total shares of common stock			
Distributed earnings	**$ 0.28**	$ 0.25	$ 0.20
Undistributed earnings	**0.56**	0.44	0.44
	$ 0.84	$ 0.69	$ 0.64

Translation of Foreign Currencies—Assets and liabilities reported in functional currencies other than U.S. dollars are translated into U.S. dollars at the year-end rate of exchange. Revenues and expenses are translated at the weighted-average exchange rates for the year. The resulting translation adjustments are charged or credited to other comprehensive income. Gains or losses from foreign currency transactions, such as those resulting from the settlement of receivables or payables, denominated in foreign currency are included in the earnings of the current period.

Stock-Based Compensation—The Company accounts for its stock-based compensation in accordance with FASB ASC Topic 713 "*Compensation–Stock Compensation.*" Stock options and time lapse restricted shares (TLRSs) have been issued to officers and other management employees under the Company's Employee Stock Incentive Plan. The Company's stock options generally vest over a five-year period and expire ten years from the issuance date.

TLRSs provide for the issuance of a share of the Company's Common Stock at no cost to the holder and generally vest after a certain stipulated number of years from the grant date, depending on the terms of the issue. Outstanding TLRSs vest in 20 percent increments starting with the second anniversary of the grant, over six years from the date of grant. During these years, grantees receive all dividends declared and retain voting rights for the granted shares. The agreements under which the restricted stock is issued provide that shares awarded may not be sold or otherwise transferred until restrictions established under the plans have lapsed.

The Company did not grant any stock options during 2009, 2008 or 2007.

Comprehensive Income/(Loss)—Other Comprehensive Income/(Loss) results from foreign currency translations, minimum pension liability adjustments, and unrealized loss on marketable securities.

Franchising Program—Rollins wholly-owned subsidiary, Orkin, had 52 domestic franchises as of December 31, 2009. Transactions with domestic franchises involve sales of customer contracts to establish new franchises, initial franchise fees and royalties. The customer contracts and initial franchise fees are typically sold for a combination of cash and notes due over periods ranging up to five years. These amounts are included as trade receivables in the accompanying Consolidated Statements of Financial Position.

	Years ended December 31,		
(in thousands)	**2009**	2008	2007
Notes receivable from Franchises	**$ 3,686**	$ 3,947	$ 4,006

The Company recognizes gains from the sale of customer contracts at the time they are sold to franchises and collection on the notes is reasonably assured. The Company recognized a net loss for the sale of customer contracts for the years ended December 31, 2009 and December 31, 2007 due to customer adjustments. These amounts are included as revenues in the accompanying Consolidated Statements of Income.

	Years ended December 31,		
(in thousands)	**2009**	2008	2007
Sale of customer contracts (gain)/loss	**$ 53**	$ (946)	$ 45

All domestic franchises have a guaranteed repurchase clause that the franchise may be repurchased by Orkin at a later date once it has been established; therefore, initial domestic franchise fees are deferred in accordance with FASB ASC Topic 952-605 *"Franchisor Revenue Recognition,"* for the duration of the initial contract period and are included as unearned revenue in the Consolidated Statements of Financial Position.

	Years ended December 31,		
(in thousands)	**2009**	2008	2007
Deferred franchise fees	**$ 2,305**	$ 2,219	$ 2,078

Royalties from franchises are accrued and recognized in accordance with FASB ASC Topic 952-605 *"Franchisor Revenue Recognition,"* as revenues as earned on a monthly basis.

	Years ended December 31,		
(in thousands)	**2009**	2008	2007
Revenue from franchises	**$ 2,997**	$ 2,805	$ 2,704

As of December 31, 2009, Orkin had 13 international franchises. Orkin's international franchise program began with it first international franchise in Mexico established in 2000 and since has expanded to Central America, the Caribbean, the Middle East, Asia, the Mediterranean and Europe.

The Company's maximum exposure to loss (deferred franchise fees less notes receivable from franchises) relating to the franchises aggregated $1.4 million, $1.7 million, and $1.9 million at December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

Fair Value of Financial Instruments—The Company's financial instruments consist of cash and cash equivalents, short-term investments, trade and notes receivables, accounts payable and other short-term liabilities. The carrying amounts of these financial instruments approximate their fair values. The fair value of the Company's Line of Credit is reported in note 6 of the accompanying financial statements.

Three-for-Two Stock Split—The Board of Directors, at its quarterly meeting on October 23, 2007, authorized a three-for-two stock split by the issuance on December 10, 2007 of one additional common share for each two common shares held of record at November 12, 2007. Accordingly, the par value for additional shares issued was adjusted to common stock, and fractional shares resulting from the stock split were settled in cash. All share and per share data appearing in the consolidated financial statements and related notes have been retroactively adjusted for this stock split.

New Accounting Standards

Recently Adopted Accounting Pronouncements

During 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2009-01(ASU 2009-01) titled *"Topic 105—Generally Accepted Accounting Principles amendments based on Statement of Financial Accounting Standards No. 168—The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles."* FASB Accounting Standards Codification™ (ASC) Topic 105, *"Generally Accepted Accounting Principles"* has become the single source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities, effective for financial statements issued for interim and annual periods ending after September 15, 2009. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB now issues Accounting Standards Updates that are not considered authoritative in their own right, but will serve to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. References to accounting literature throughout this document have been updated to reflect the codification.

In September 2009, the FASB issued ASU No. 2009-12, *"Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)"* (ASU 2009-12). ASU 2009-12 amends Accounting Standards Codification Topic 820-10, *"Fair Value Measurements—Overall."* The amendments in ASU 2009-12 provide a practical expedient to measure investments that are required to be measured at fair value on a recurring or non-recurring basis but do not have a readily determinable fair value. The investments can be valued on the basis of the net asset value per share of the investment. There are additional disclosure requirements by major category of investments and the nature of restrictions on the investor's ability to redeem its investments. The amendments in this ASU are effective for annual periods ending after December 15, 2009. See Note 12 for related disclosures regarding pension assets that do not have readily determinable fair value.

In December 2008, the FASB issued certain amendments as codified in ASC Topic 715-20-65, *"Compensation—Retirement Benefits, Defined Benefit Plans."* These amendments require additional disclosures regarding how investment decisions are made: the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and significant concentrations of risk within plan assets The disclosures about plan assets are required to be provided for fiscal years ending after December 15, 2009, with no restatement required for earlier periods that are presented for comparative purposes, upon initial application. Earlier application of the provisions is permitted. See Note 12 for related disclosures.

In May 2009, the FASB issued a new standard, as codified in ASC Topic 855 *"Subsequent Events."* FASB ASC Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, it provides guidance regarding the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted this standard in the second quarter of 2009 and the adoption did not have a material effect on the Company's consolidated financial statements.

In April 2009, the FASB issued certain amendments as codified in ASC Topic 820-10-65, *"Fair Value Disclosures."* ASC Topic 820-10-65 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. An entity is required to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The Company adopted the provisions in the second quarter of 2009 and the adoption did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued certain amendments as codified in ASC Topic 320-10-65, *"Investments—Debt and Equity Securities."*These amendments (i) change existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replace the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The Company adopted ASC Topic 320 in the second quarter of 2009 and the adoption did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued certain amendments as codified in ASC Topic 825-10-65, *"Financial Instruments,"* that require an entity to provide disclosures about fair value of financial instruments in interim financial information including whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose, in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. The Company adopted these amendments in the second quarter of 2009. See Note 6 for related disclosures.

In August 2009, the FASB issued Accounting Standards Update No. 2009-5, *"Measuring Liabilities at Fair Value"* (ASU 2009-05). ASU 2009-05 amends Accounting Standards Codification Topic 820, *"Fair Value Measurements."* ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of ASC Topic 820 (e.g. an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The Company adopted these amendments in the fourth quarter of 2009 and the adoption did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2009, the FASB issued ASU 2009-17, *"Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,"* which codifies FASB Statement No. 167, *"Amendments to FASB Interpretation No. 46(R)."* The ASU changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. These provisions are effective January 1, 2010, for a calendar year-end entity, with early application not being permitted. Adoption of these provisions is not expected to have a material impact on the Company's consolidated financial statements.

In November 2009, the FASB issued ASU 2009-16, *"Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets,"* which formally codifies FASB Statement No. 166, *"Accounting for Transfers of Financial Assets."* ASU 2009-16 is a revision to SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* and requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures. The provisions are effective January 1, 2010, for a calendar year-end entity, with early application not being permitted. Adoption of these provisions is not expected to have a material impact on the Company's consolidated financial statements.

In September 2009, the FASB issued certain amendments as codified in ASC Topic 605-25, *"Revenue Recognition; Multiple-Element Arrangements."* These amendments provide clarification on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. An entity is required to allocate revenue in an arrangement using estimated selling prices of deliverables in the absence of vendor-specific objective evidence or third-party evidence of selling price. These amendments also eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The amendments significantly expand the disclosure requirements for multiple-deliverable revenue arrangements. These provisions are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Company is currently evaluating the impact of these amendments to its consolidated financial statements.

There were various other accounting standards and interpretations issued during 2007, 2008 and 2009 to February 25, 2010, none of which are expected to have a material impact on the Company's financial position, operations or cash flows.

2. ACQUISITIONS

Acquisition of HomeTeam Pest Defense:

On April 3, 2008, the Company completed the acquisition of substantially all of the assets of Centex Home Services, LLC, a Nevada limited liability company, HomeTeam Pest Defense, Inc., a Nevada corporation, and HomeTeam Pest Defense, LLC, a Delaware limited liability company, related to the business of providing termite and pest control services to homebuilders, businesses and homeowners. The final purchase price paid for the acquisition was $134.0 million. The purchase price was negotiated at arms length.

At the time of the acquisition, HomeTeam Pest Defense, with its unique Taexx in the wall system, was recognized as a premier pest control business and ranked as the 4th largest company in the industry. HomeTeam Pest Defense services home builders nationally.

HomeTeam Pest Defense recorded revenues of approximately $134.0 million for the fiscal year ended March 31, 2007. The Company's consolidated statements of income include the results of operations of HomeTeam Pest Defense for the period beginning April 1, 2008 through December 31, 2009.

A summary of the fair values of HomeTeam's assets and liabilities, at the date of acquisition, were as follows:

(dollars in thousands)	At April 1, 2008
Assets acquired	$ 156,812
Liabilities assumed	(22,768)
Total purchase price	$ 134,044

The 2008 pro forma financial information presented below gives effect to the HomeTeam Pest Defense acquisition as if it had occurred as of the beginning of our fiscal year 2008. The information presented below is for illustrative purposes only and is not necessarily indicative of results that would have been achieved if the acquisition actually had occurred as of the beginning of such year or results which may be achieved in the future.

(dollars in thousands)	Twelve Months Ended December 31, 2009 As reported	Twelve Months Ended December 31, 2008 Pro forma (unaudited)
REVENUES		
Customer services	**$ 1,073,958**	$ 1,052,032
INCOME BEFORE INCOME TAXES	**$ 126,291**	$ 113,474
PROVISION FOR INCOME TAXES	**42,307**	44,219
NET INCOME	**$ 83,984**	$ 69,255
INCOME PER SHARE – BASIC	**$ 0.84**	$ 0.69
INCOME PER SHARE – DILUTED	**$ 0.84**	$ 0.68
Weighted average shares outstanding – basic	**99,453**	100,802
Weighted average shares outstanding – diluted	**99,749**	101,220

Acquisition of Crane Pest Control:

The Company completed the acquisition of Crane Pest Control, Inc. effective December 31, 2008. Crane Pest Control was established in 1930 in San Francisco, California. The Company had annual revenues of over $10 million for the year ended December 31, 2008 and is a leading provider of advanced pest management, serving northern California and the Reno/Tahoe basin. Crane Pest Control's primary service is commercial pest control and its existing business complements the services that Rollins offers through its subsidiary, Orkin.

3. DEBT

On March 28, 2008, the Company entered into a Revolving Credit Agreement with SunTrust Bank and Bank of America, N.A. for an unsecured line of credit of up to $175 million, which includes a $75 million letter of credit subfacility, and a $10 million swingline subfacility. As of December 31, 2009, borrowings of $30 million were outstanding under the line of credit and there were no borrowings under the swingline subfacility. The Company maintains approximately $34.9 million in letters of credit. These letters of credit are required by the Company's fronting insurance companies and/or certain states, due to the Company's self-insured status, to secure various workers' compensation and casualty insurance contracts coverage. The Company believes that it has adequate liquid assets, funding sources and insurance accruals to accommodate such claims.

The Revolving Credit Agreement is guaranteed by Rollins' domestic subsidiaries. The maturity date of the Credit Agreement is March 27, 2013. Outstanding balances of individual tranches under the Credit Agreement currently mature in 2010. Revolving loans under the Revolving Credit Agreement bear interest at one of the following two rates, at the Company's election:

- the Base Rate, which is the highest of SunTrust Bank's "prime rate" for the day of the borrowing, a fluctuating rate per annum equal to the Federal Funds Rate plus 0.50% or the Adjusted LIBOR Rate determined on a daily basis for an interest period of one month ; or

- with respect to any Eurodollar borrowings, Adjusted LIBOR (which equals LIBOR as increased to account for the maximum reserve percentages established by the U.S. Federal Reserve) plus an additional amount, which varies between .50% and .75%, based upon Rollins' then-current debt-to-EBITDA ratio. As of December 31, 2009, the additional rate allocated was .50%.

As of December 31, 2009, the effective interest rate on the outstanding borrowing under the line of credit was 0.80%. The Revolving Credit Agreement contains customary terms and conditions, including, without limitation, certain financial covenants including covenants restricting the Company's ability to incur certain indebtedness or liens, or to merge or consolidate with or sell substantially all of its assets to another entity. Further, the Revolving Credit Agreement contains financial covenants restricting the Company's ability to permit the ratio of the Company's consolidated debt to EBITDA to exceed 2.5 to 1.

The Company remained in compliance with applicable debt covenants at December 31, 2009 and expects to maintain compliance throughout 2010.

4. TRADE RECEIVABLES

The Allowance for Doubtful Accounts is principally calculated based on the application of estimated loss percentages to delinquency aging totals, based on contractual terms, for the various categories of receivables. Bad debt write-offs occur according to Company policies that are specific to pest control, commercial and termite accounts.

	Years ended December 31,	
(in thousands)	**2009**	2008
Gross Trade Receivables, short-term	**$ 68,179**	$ 63,255
Gross Trade Receivables, long-term	**10,439**	12,292
Allowance for Doubtful Accounts	**(8,672)**	(7,539)
Net Trade Receivables	**$ 69,946**	$ 68,008

Trade receivables include installment receivable amounts which are due subsequent to one year from the balance sheet dates. Trade receivables also include note receivables due from franchises. At any given time, the Company may have immaterial amounts due from related parties, which are invoiced and settled on a regular basis. The carrying amount of notes receivable approximates fair value as the interest rates approximate market rates for these types of contracts.

	Years ended December 31,	
(in thousands)	**2009**	2008
Installment Receivables, net	**$ 9,356**	$ 11,124
Notes Receivables from Franchises	**3,686**	3,947
Related Party Receivables	**95**	56

5. EQUIPMENT AND PROPERTY

Equipment and property are presented at cost less accumulated depreciation and are detailed as follows:

	December 31,	
(in thousands)	**2009**	2008
Buildings	**$ 42,230**	$ 39,831
Operating Equipment	**64,679**	61,110
Furniture and Fixtures	**10,615**	9,792
Computer Equipment and Systems	**47,336**	46,184
	164,860	156,917
Less–Accumulated Depreciation	**111,095**	99,114
	53,765	57,803
Land	**20,879**	20,822
Net property, plant and equipment	**$ 74,644**	$ 78,625

Included in equipment and property, net at December 31, 2009 and 2008, are fixed assets held in foreign countries of $2.2 million, and $2.5 million, respectively.

6. FAIR VALUE MEASUREMENT

The Company's financial instruments consist of cash and cash equivalents, short-term investments, trade and notes receivables, accounts payable and other short-term liabilities. The carrying amounts of these financial instruments approximate their fair values. The Company has financial instruments related to its defined pension plan and deferred compensation plan detailed in note 12.

The Company has a Revolving Credit Agreement with SunTrust Bank and Bank of America, N.A. for an unsecured line of credit of up to $175 million on an unsecured basis at the bank's prime rate of interest or the indexed London Interbank Offered Rate (LIBOR), which includes a $75 million letter of credit subfacility, and a $10 million swingline subfacility. As of December 31, 2009, borrowings of $30.0 million were outstanding under the line of credit and no borrowings under the swingline subfacility. The fair value of outstanding borrowings at December 31, 2009 were approximately $29.1 million based upon interest rates available to the Company as evidenced by debt of other companies with similar credit characteristics. These letters of credit are required by the Company's fronting insurance companies and/or certain states, due to the Company's self-funded status, to secure various workers' compensation and casualty insurance contracts. These letters of credit are established by the bank for the Company's fronting insurance companies as collateral, although the Company believes that it has adequate liquid assets, funding sources and insurance accruals to accommodate such claims.

The following table presents our nonqualified deferred compensation plan assets using the fair value hierarchy as of December 31, 2009. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant non-observable inputs.

(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 817	$ 817	—	—
Available for sale securities	144	144	—	—
Life insurance	7,330	—	$ 7,330	—
Total	$ 8,291	$ 961	$ 7,330	$ —
Payables	(22)	22	—	—
Total	$ 8,269	$ 983	$ 7,330	$ —

Cash and cash equivalents, which are used to pay benefits and deferred compensation plan administrative expenses, are held in Rule 2a-7 Money Market Funds.

The marketable securities classified as available-for-sale and the securities held in the deferred compensation plan are carried at fair value, based on quoted market prices, in the accompanying consolidated balance sheets.

Life insurance is used to fund the non-qualified deferred compensation plan. The insurance contracts are held in a trust and are available to general creditors in the event of the Company's insolvency. Changes in cash surrender value are recorded in operating expense and were not significant in 2009, 2008 and 2007.

7. GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. The carrying amount of goodwill was $189.7 million as of December 31, 2009 and $187.3 million as of December 31, 2008. Goodwill increased $2.4 million for the year ended December 31, 2009 and $60.6 million for the year ended December 31, 2008 due primarily to acquisitions. The carrying amount of goodwill in foreign countries was $9.0 million as of December 31, 2009 and $7.7 million as of December 31, 2008. The changes in the carrying amount of goodwill for the twelve months ended December 30, 2009 and 2008 are as follows:

(in thousands)	
Goodwill as of December 31, 2007	**$ 126,684**
Goodwill acquired and finalization of allocation of purchase price on previous acquisitions	62,483
Goodwill adjustments due to currency translation	(1,901)
Goodwill as of December 31, 2008	**$ 187,266**
Goodwill acquired and finalization of allocation of purchase price on previous acquisitions	1,119
Goodwill adjustments due to currency translation	1,273
Goodwill as of December 31, 2009	**$ 189,658**

8. CUSTOMER CONTRACTS AND OTHER INTANGIBLE ASSETS

Customer contracts are amortized on a straight-line basis over the period of the agreements, as straight-line best approximates the ratio that current revenues bear to the total of current and anticipated revenues, based on the estimated lives of the assets. In accordance with FASB ASC Topic 350 *"Intangibles—Goodwill and other"*, the expected lives of customer contracts were reviewed, and it was determined that customer contracts should be amortized over a life of 8 to 20 years dependent upon customer type. The carrying amount and accumulated amortization for customer contracts were as follows:

(in thousands)	December 31, 2009	2008
Customer contracts	**$ 206,215**	$ 207,789
Less: Accumulated amortization	**(85,039)**	(78,697)
Customer contracts, net	**$ 121,176**	$ 129,092

The carrying amount of customer contracts in foreign countries was $3.8 million as of December 31, 2009 and $4.1 million as of December 31, 2008.

Other intangible assets include non-compete agreements, patents and trade names. Non-compete agreements are amortized on a straight-line basis over periods ranging from 3 to 20 years and patents are amortized on a straight-line basis over 15 years. The carrying amount and accumulated amortization for other intangible assets were as follows:

(in thousands)	December 31, 2009	2008
Other intangible assets	**$ 34,655**	$ 34,121
Less: Accumulated amortization	**(9,870)**	(8,402)
Other intangible assets, net	**$ 24,785**	$ 25,719

Total amortization expense was approximately $21.3 million in 2009, $19.2 million in 2008 and $13.4 million in 2007. Estimated amortization expense for the existing carrying amount of customer contracts and other intangible assets for each of the five succeeding fiscal years is as follows:

(in thousands)	
2010	$ 19,619
2011	$ 19,329
2012	$ 18,009
2013	$ 17,130
2014	$ 14,122

9. INCOME TAXES

The Company's income tax provision consisted of the following:

(in thousands)	December 31, 2009	2008	2007
Current:			
Federal	**$ 39,636**	$ 31,243	$ 32,066
State	**6,802**	6,022	4,613
Foreign	**3,324**	2,298	2,470
Benefit from valuation allowance release	**(7,889)**	—	—
Deferred:			
Federal	**(143)**	3,183	524
State	**626**	948	495
Foreign	**(49)**	326	14
Total income tax provision	**$ 42,307**	$ 44,020	$ 40,182

The primary factors causing income tax expense to be different than the federal statutory rate for 2009, 2008 and 2007 are as follows:

(in thousands)	December 31, 2009	2008	2007
Income tax at statutory rate	**$ 44,202**	$ 39,534	$ 36,720
State income tax expense (net of federal benefit)	**4,873**	4,527	3,765
Foreign tax expense	**301**	638	940
Valuation allowance	**(7,889)**	—	—
Other	**820**	(679)	(1,243)
Total income tax provision	**$ 42,307**	$ 44,020	$ 40,182

The Provision for Income Taxes resulted in an effective tax rate of 33.5% on Income Before Income Taxes for the year ended December 31, 2009. The reduced effective tax rate for 2009 was primarily due to benefits received from conversion of several of the Company's wholly-owned subsidiaries from C-Corps to LLC's resulting in the complete release of the valuation allowance, offset slightly by tax associated with repatriation of cash from Orkin's Canadian wholly-owned subsidiary, PCO Services.

For 2008 the effective tax rate was 39.0% and for 2007 the effective tax rate was 38.3%. For years 2008 and 2007 the effective income tax rate differs from the annual federal statutory tax rate primarily because of state and foreign income taxes. During 2009, 2008 and 2007, the Company paid income taxes of $46.4 million, $41.6 million and $40.1 million, respectively, net of refunds.

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2009 and 2008 are as follows:

(in thousands)	December 31, 2009	December 31, 2008
Deferred tax assets:		
Termite Accrual	**$ 2,859**	$ 4,564
Insurance and Contingencies	**19,301**	17,423
Unearned Revenues	**12,935**	12,529
Compensation and Benefits	**3,921**	3,342
Net Pension Liability	**5,735**	7,876
State Operating Loss Carryforwards	**8,005**	13,303
Other	**6,545**	5,020
Valuation allowance	**—**	(12,784)
Total Deferred Tax Assets	**59,301**	51,273
Deferred tax liabilities:		
Depreciation and Amortization	**(6,729)**	(8,284)
Foreign Currency Translation	**(3,100)**	(1,379)
Other	**(5,732)**	(3,706)
Total Deferred tax Liabilities	**(15,561)**	(13,369)
Net Deferred Tax Assets	**$ 43,740**	$ 37,904

Analysis of the valuation allowance:

(in thousands)	December 31, 2009	December 31, 2008
Valuation allowance at beginning of year	**$ 12,784**	$ 11,493
Increase/(decrease) in valuation allowance	**(12,784)**	1,291
Valuation allowance at end of year	**$ —**	$ 12,784

As of December 31, 2009, the Company has net operating loss carryforwards for state income tax purposes of approximately $205 million, which will be available with the new LLC companies' structure to offset future state taxable income. If not used, these carryforwards will expire between 2010 and 2027. During 2009 the Company converted certain operating companies to Limited Liability Companies. Management believes that, after conversion, it is likely to be able to utilize all net operating losses before they expire and has determined that a valuation allowance is no longer necessary.

Earnings from continuing operations before income tax include foreign income of $8.5 million in 2009, $5.7 million in 2008 and $4.4 million in 2007. During December, 2009, the international subsidiaries remitted their earnings to the Company in the form of a one time dividend. In the future the Company intends to reinvest indefinitely the undistributed earnings of some of its non-U.S. subsidiaries.

In accordance with FASB ASC topic 740 "*Income Taxes,*" the Company implemented new accounting rules related to the recognition and measurement of uncertain tax benefits and recognized an increase of $1.68 million in the liability for unrecognized tax benefits, which was accounted for as a decrease to the January 1, 2007 balance of retained earnings. The total amount of unrecognized tax benefits at

December 31, 2009 that, if recognized, would affect the effective tax rate is $1.6 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	**2009**	2008
Balance at Beginning of Year	**$ 2,928**	$ 3,712
Additions based on tax positions related to current year	**—**	147
Additions for tax positions of prior years	**152**	145
Reductions for tax positions of prior years	**(63)**	(46)
Settlements	**(562)**	(1,010)
Expiration of statute of limitation	**(25)**	(20)
Balance at End of Year	**$ 2,430**	$ 2,928

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. In many cases these uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. The tax returns for 2002 and 2003 are currently under examination by the Internal Revenue Service. In addition, the Company has subsidiaries in various state jurisdictions that are currently under audit for years ranging from 1996 through 2007. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S., income tax examinations for years prior to 2004.

It is reasonably possible that the amount of unrecognized tax benefits will increase or decrease in the next 12 months. These changes may be the result of settlement of ongoing federal and state audits. It is expected that other federal audit issues will be settled in the next 12 months resulting in a reduction of the liability for unrecognized tax benefits of $1.1 million, including interest. It is also expected that certain state audits will be completed in the next 12 months resulting in a reduction of the liability for unrecognized tax benefits of $0.7 million. None of the reductions in the liability for unrecognized tax benefits discussed above will affect the effective tax rate.

The Company's policy is to record interest and penalties related to income tax matters in income tax expense. Accrued interest and penalties were $0.9 million and $0.8 million as of December 31, 2008 and December 31, 2009, respectively. During 2009 the Company recognized interest and penalties of $40 thousand.

10. ACCRUAL FOR TERMITE CONTRACTS

In accordance with FASB ASC Topic 450 *"Contingencies,"* the Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include termiticide life expectancy and government regulation.

A reconciliation of changes in the accrual for termite contracts for the years ended December 31, 2009 and 2008 is as follows:

	December 31,	
(in thousands)	**2009**	2008
Beginning balance	**$ 14,300**	$ 18,000
Current year provision	**2,248**	3,364
Settlements, claims, and expenditures	**(6,548)**	(7,064)
Ending balance	**$ 10,000**	$ 14,300

11. COMMITMENTS AND CONTINGENCIES

The Company leases buildings, vehicles and equipment under operating and capital leases, some of which contain escalation clauses, which are accounted for accordingly. The capital leases contractually expire at various dates through 2011. The assets and liabilities acquired under capital leases are recorded at the lower of fair market value or the present value of future lease payments, and are depreciated over the actual contract term. Depreciation of assets under capital leases is included in depreciation expense for 2009 and 2008. Following is a summary of property held under capital leases:

(in thousands)	**2009**	2008
Vehicles	**$ 2,144**	$ 3,688
Expirations & Disposals	**(395)**	(1,544)
Accumulated Depreciation	**(1,549)**	(1,571)
Total property held under capital leases	**$ 200**	$ 573

The remainder of the leases are accounted for as operating leases expiring at various dates through 2017:

	Years ended December 31,		
(in thousands)	**2009**	2008	2007
Rental Expense	**$ 40,515**	$ 39,860	$ 33,331

Future commitments under operating and capital leases are as summarized:

(in thousands)	Operating leases	Capital leases
2010	$ 28,367	$ 217
2011	20,954	33
2012	12,091	—
2013	6,455	—
2014	3,827	—
Thereafter	1,861	—
Total minimum obligation	$ 73,555	$ 250
Interest component of obligation	—	(50)
Present value of minimum obligation	$ 73,555	$ 200

In the normal course of business, certain of the Company's subsidiaries, are defendants in a number of lawsuits or arbitrations, which allege that plaintiffs have been damaged as a result of the rendering of services by the defendant subsidiary. The subsidiaries are actively contesting these actions. Some lawsuits have been filed (*John Maciel v. Orkin, Inc., et al.*; *Ronald and Ileana Krzyzanowsky et al. v. Orkin Exterminating Company, Inc. and Rollins, Inc.*; *and Jennifer Thompson and Janet Flood v. Philadelphia Management Company, Parkway Associated, Parkway House Apartments, Barbara Williams, and Western Pest Services*) in which the plaintiffs are seeking certification of a class. The cases originate in California and Pennsylvania, respectively. The *Maciel* lawsuit, a wage and hour related matter, was filed in the Superior Court of Los Angeles County, California and has been scheduled for a class certification hearing on June 17, 2010. The *Krzyzanowsky* lawsuit, a termite service related matter, was filed in the United States District Court for the Northern District of California. In response to a motion filed by Orkin, the court ruled that the Plaintiffs could not seek certification of a class and dismissed all class allegations. Thereafter, the Plaintiffs' individual claims were resolved and the case was dismissed on December 30, 2009. The *Flood* lawsuit, a bed bug service related matter filed by residents of an apartment complex, was filed in late August 2009 in the Court of Common Pleas of Philadelphia County, Pennsylvania, and has not been scheduled for a class certification hearing. The Company believes these matters are without merit and intends to vigorously contest certification and defend itself through trial or arbitration, if necessary. The Company does not believe that any pending claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or liquidity; however, it is possible that an unfavorable outcome of some or all of the matters, however unlikely, could result in a charge that might be material to the results of an individual quarter.

Orkin is involved in certain environmental matters primarily arising in the normal course of business. In the opinion of management, the Company's liability under any of these matters would not and did not materially affect its financial condition, results of operations or liquidity. Environmental remediation is reported on a non-discounted basis.

12. EMPLOYEE BENEFIT AND STOCK COMPENSATION PLANS

Employee Benefit Plans

Defined Benefit Pension Plan

The Company maintains a noncontributory tax-qualified defined benefit pension plan (the "Plan") covering employees meeting certain age and service requirements. The Plan provides benefits based on the average compensation for the highest five years during the last ten years of credited service (as defined) in which compensation was received, and the average anticipated Social Security covered earnings. The Company funds the Plan with at least the minimum amount required by ERISA. The Company made contributions of $5.0 million to the Plan during each of the years ended December 31, 2009, 2008 and 2007.

In June 2005, the Company froze the defined benefit pension plan. These amendments are reflected in benefit obligations below. The Company currently uses December 31 as the measurement date for its defined benefit post-retirement plans. The funded status of the Plan and the net amount recognized in the statement of financial position are summarized as follows as of:

	December 31,	
(in thousands)	**2009**	2008
CHANGE IN ACCUMULATED BENEFIT OBLIGATION		
Accumulated Benefit obligation at beginning of year	**$ 144,872**	$ 147,711
Interest cost	**9,530**	9,080
Actuarial (gain)/loss	**11,990**	(5,732)
Benefits paid	**(6,853)**	(6,187)
Accumulated Benefit obligation at end of year	**159,539**	144,872
CHANGE IN PLAN ASSETS		
Market value of plan assets at beginning of year	**124,519**	164,335
Actual return on plan assets	**21,978**	(38,629)
Employer contribution	**5,000**	5,000
Benefits paid	**(6,853)**	(6,187)
Fair value of plan assets at end of year	**144,644**	124,519
Funded status	**$ (14,895)**	$ (20,353)

Amounts Recognized in the Statement of Financial Position consist of:

(in thousands)	December 31, 2009	2008
Noncurrent liabilities	**$ (14,895)**	$ (20,353)

Amounts Recognized in Accumulated Other Comprehensive Income consists of:

(in thousands)	December 31, 2009	2008
Net loss	**$ 60,604**	$ 60,581

The accumulated benefit obligation for the defined benefit pension plan was $159.5 million and $144.9 million at December 31, 2009 and 2008, respectively. (Increases)/decreases in the pension liability which were (charged, net of tax) credited to other comprehensive income/(loss) were $(23) thousand, $(44.2) million and $19.9 million in 2009, 2008 and 2007, respectively.

The following weighted-average assumptions as of December 31 were used to determine the projected benefit obligation and net benefit cost:

	December 31, 2009	2008	2007
PROJECTED BENEFIT OBLIGATION			
Discount rate	**6.01%**	6.81%	6.25%
Rate of compensation increase	**N/A**	N/A	N/A
NET BENEFIT COST			
Discount rate	**6.81%**	6.25%	5.50%
Expected return on plan assets	**7.00%**	8.00%	8.00%
Rate of compensation increase	**N/A**	N/A	N/A

The return on plan assets reflects the weighted-average of the expected long-term rates of return for the broad categories of investments held in the plan. The expected long-term rate of return is adjusted when there are fundamental changes in the expected returns on the plan investments.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, for fiscal year's 2007, 2008 and 2009 the Company utilized a yield curve analysis.

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

	Pension Benefits		
(in thousands)	**2009**	2008	2007
Net Periodic Benefit Cost			
Interest cost	**$ 9,530**	$ 9,080	$ 8,628
Expected return on plan assets	**(10,974)**	(12,343)	(11,234)
Amortization of net loss	**963**	1,082	3,894
Net periodic benefit cost	**$ (481)**	$ (2,180)	$ 1,288
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income			
Net (gain)/loss	**$ 986**	$ 45,239	
Amortization of net loss	**(963)**	(1,082)	
Total recognized in other comprehensive income	**23**	44,157	
Total recognized in net periodic benefit cost and other comprehensive income	**$ (458)**	$ 41,977	

The estimated net loss that will be amortized in 2010 is expected to be $1.2 million. At December 31, 2009 and 2008, the Plan's assets were comprised of listed common stocks and U.S. government and corporate securities, real estate and other. Included in the assets of the Plan were shares of Rollins, Inc. Common Stock with a market value of $19.7 million and $18.5 million at December 31, 2009 and 2008, respectively.

The Plan's weighted average asset allocation at December 31, 2009 and 2008 by asset category, along with the target allocation for 2010, are as follows:

Asset category	**Target allocations for 2010**	Percentage of plan assets as of December 31, 2009	2008
Equity Securities – Rollins stock	**10.0%**	13.6%	14.8%
Domestic Equity – all other	**22.5%**	21.6%	19.3%
Global Equity	**2.5%**	3.8%	3.1%
International Equity	**8.0%**	11.9%	9.6%
Debt Securities – core fixed income	**27.0%**	22.6%	11.9%
Tactical-Fund of Equity & Debt Securities	**5.0%**	4.5%	3.6%
Real Estate	**5.0%**	3.6%	6.5%
Other	**20.0%**	18.4%	31.2%
Total	**100.0%**	100.0%	100.0%

For each of the asset categories in the pension plan, the investment strategy is identical—maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits. The investment policy establishes a target allocation for each asset class which is rebalanced as required. The plan utilizes a number of investment approaches, including individual market securities, equity and fixed income funds in which the underlying securities are marketable, and debt funds to achieve this target allocation. The Company and management are considering making a contribution to the pension plan of $5.0 million during fiscal 2010.

Fair Value Measurements

The Company's overall investment strategy is to achieve a mix of approximately 70 percent of investments for long-term growth and 30 percent for near-term benefit payments, with a wide diversification of asset types, fund strategies and fund managers. Equity securities primarily include investments in large-cap and mid-cap companies. Fixed-income securities include corporate bonds of companies in diversified securities, mortgage-backed securities, and U.S. Treasuries. Other types of investments include hedge funds and private equity funds that follow several different investment strategies.

Some of our assets, primarily our private equity, real estate and hedge funds, do not have readily determinable market values given the specific investment structures involved and the nature of the underlying investments. For the December 31, 2009 plan asset reporting, publicly traded asset pricing was used where possible. For assets without readily determinable values, estimates were derived from investment manager discussions focusing on underlying fundamentals and significant events.

The following table presents our plan assets using the fair value hierarchy as of December 31, 2009. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. See Note 6 for a brief description of the three levels under the fair value hierarchy.

(in thousands)	Total	Level 1	Level 2	Level 3
Cash and Cash Equivalents	$ 4,727	$ 4,727	—	—
Fixed Income Securities	32,720	—	$ 32,720	—
Domestic Equity Securities				
Rollins, Inc. Stock	19,697	19,697	—	—
Other Securities	31,251	31,251	—	—
Global Equity Securities	5,440	—	5,440	—
International Equity Securities	17,242	7,391	9,851	—
Real Estate	5,209	—	—	$ 5,209
Hedge Funds	28,358	—	6,526	21,832
Total	$ 144,644	$ 63,066	$ 54,537	$ 27,041

(1) Cash and cash equivalents, which are used to pay benefits and plan administrative expenses, are held in Rule 2a-7 money market funds.

(2) Fixed income securities are primarily valued using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

(3) Some International equity securities are valued using a market approach based on the quoted market prices of identical instruments in their respective markets.

(4) Real estate fund values are primarily reported by the fund manager and are based on valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data.

(5) Hedge funds consist of fund-of-fund LLC or commingled fund structures. The LLCs are primarily valued based on Net Asset Values [NAVs] calculated by the fund and are not publicly available. Liquidity for the LLCs is monthly and is subject to liquidity of the underlying funds. The commingled fund NAV is calculated by the manager on a daily basis and has monthly liquidity.

The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2009.

	Balance at December 31, 2008	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers In to/ (Out of) Level 3	Balance at December 31, 2009
Real Estate	$ 8,138	$ (1,309)	$ (1,620)	$ —	$ 5,209
Alternative Investments	19,431	2,401	—	—	21,832
Total	$ 27,569	$ 1,092	$ (1,620)	$ —	$ 27,041

The estimated future benefit payments over the next ten years are as follows:

(in thousands)	
2010	$ 7,092
2011	7,637
2012	8,298
2013	8,884
2014	9,414
Thereafter	54,250
Total	$ 95,575

Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) Plan that is available to substantially all full-time employees the first of the calendar quarter following completion of three months of service. The Plan is available to non full-time employees the first day of the calendar quarter following one year of service upon completion of 1,000 hours in that year. The Plan provides for a matching contribution of fifty cents ($.50) for each one dollar ($1.00) of a participant's contributions to the Plan that do not exceed 6 percent of his or her eligible compensation (which includes commissions, overtime and bonuses). The charge to expense for the Company match was approximately $6.6 million in 2009, $6.1 million in 2008 and $5.1 million in 2007. At December 31, 2009, 2008 and 2007 approximately, 29.3%, 33.1% and 30.5%, respectively of the plan assets consisted of Rollins, Inc. Common Stock. Total administrative fees paid by the Company for the Plan were approximately $91 thousand in 2009, $99 thousand in 2008 and $124 thousand in 2007.

Nonqualified Deferred Compensation Plan

The Deferred Compensation Plan provides that participants may defer up to 50% of their base salary and up to 85% of their annual bonus with respect to any given plan year, subject to a $2,000 per plan year minimum. The annual bonus deferral percentage was amended to allow participants the ability to defer up to 85%, beginning with bonuses earned in 2007 and paid in 2008. The Company may make discretionary contributions to participant accounts. The Company currently plans to credit accounts of participants of long service to the Company with certain discretionary amounts ("Pension Plan Benefit Restoration Contributions") in lieu of benefits that previously accrued under the Company's Retirement Income Plan up to a maximum of $245,000. The Company intends to make Pension Plan Benefit Restoration Contributions under the Deferred Compensation Plan for five years. The first contribution was made in January 2007 for those participants who were employed for all of the 2006 plan year. Only employees with five full years of vested service on June 30, 2005 qualify for Pension Plan Benefit Restoration Contributions. Under the Deferred Compensation Plan, salary and bonus deferrals and Pension Plan

Benefit Restoration Contributions are fully vested. Any discretionary contributions are subject to vesting in accordance with the matching contribution vesting schedule set forth in the Rollins 401(k) Plan in which a participant participates.

Accounts will be credited with hypothetical earnings, and/or debited with hypothetical losses, based on the performance of certain "Measurement Funds." Account values are calculated as if the funds from deferrals and Company credits had been converted into shares or other ownership units of selected Measurement Funds by purchasing (or selling, where relevant) such shares or units at the current purchase price of the relevant Measurement Fund at the time of the participant's selection. Deferred Compensation Plan benefits are unsecured general obligations of the Company to the participants, and these obligations rank in parity with the Company's other unsecured and unsubordinated indebtedness. The Company has established a "rabbi trust," which it uses to voluntarily set aside amounts to indirectly fund any obligations under the Deferred Compensation Plan. To the extent that the Company's obligations under the Deferred Compensation Plan exceed assets available under the trust, the Company would be required to seek additional funding sources to fund its liability under the Deferred Compensation Plan.

Generally, the Deferred Compensation Plan provides for distributions of any deferred amounts upon the earliest to occur of a participant's death, disability, retirement or other termination of employment (a "Termination Event"). However, for any deferrals of salary and bonus (but not Company contributions), participants would be entitled to designate a distribution date which is prior to a Termination Event. Generally, the Deferred Compensation Plan allows a participant to elect to receive distributions under the Deferred Compensation Plan in installments or lump-sum payments.

At December 31, 2009 the Deferred Compensation Plan had 41 life insurance policies with a net face value of $33.3 million. The estimated life insurance premium payments over the next five years are as follows:

(in thousands)	
2010	$ 1,355
2011	159
2012	935
2013	845
2014	845
Total	$ 4,139

Total expense/(income) related to deferred compensation was $22 thousand, ($493) thousand and $10 thousand in 2009, 2008, and 2007, respectively. The Company had $6.8 million and $4.4 million in deferred compensation assets as of December 31, 2009 and 2008, respectively and $7.2 million and $4.9 million in deferred compensation liability as of December 31, 2009 and 2008, respectively. The amounts of assets and liabilities were marked to fair value.

Stock Compensation Plans

All share and per share data has been adjusted for the three-for-two stock split effective December 10, 2007.

Stock options and time lapse restricted shares (TLRSs) have been issued to officers and other management employees under the Company's Employee Stock Incentive Plan. The Company's stock options generally vest over a five-year period and expire ten years from the issuance date.

TLRSs provide for the issuance of a share of the Company's Common Stock at no cost to the holder and generally vest after a certain stipulated number of years from the grant date, depending on the terms of the issue. The Company issued TLRSs that vest over ten years prior to 2004. TLRSs issued 2004 and later vest in 20 percent increments starting with the second anniversary of the grant, over six years from the date of grant. During these years, grantees receive all dividends declared and retain voting rights for the granted shares. The agreements under which the restricted stock is issued provide that shares awarded may not be sold or otherwise transferred until restrictions established under the plans have lapsed.

For the year ended December 31, 2009, the Company issued approximately 0.2 million shares of common stock upon exercise of stock options by employees. For the year ended December 31, 2008, the Company issued approximately 0.3 million shares of common stock upon exercise of stock options by employees. In addition, the Company issued 0.5 million, 0.7 million and 0.4 million time lapse restricted shares for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company issues new shares from its authorized but unissued share pool. At December 31, 2009, approximately 4.4 million shares of the Company's common stock were reserved for issuance. In accordance with FASB ASC Topic 718, *"Compensation—Stock Compensation."* The Company uses the modified prospective application method of adoption, which requires the Company to record compensation cost, related to unvested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over the remaining service periods of those awards with no change in historical reported earnings. Awards granted after December 31, 2005 are valued at fair value and recognized on a straight line basis over the service periods of each award. The Company estimated forfeiture rates for 2009, 2008 and 2007 based on its historical experience.

In order to estimate the fair value of stock options, the Company used the Black-Scholes option valuation model, which was developed for use in estimating the fair value of publicly traded options, which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions and these assumptions can vary over time.

The following table summarizes the components of the Company's stock-based compensation programs recorded as expense ($ in thousands):

	Twelve months ended December 31,		
	2009	2008	2007
Time Lapse Restricted Stock:			
Pre-tax compensation expense	**$ 5,800**	$ 4,392	$2,841
Tax benefit	**(2,233)**	(1,700)	(1,088)
Restricted stock expense, net of tax	**$ 3,567**	$ 2,692	$1,753
Stock options:			
Pre-tax compensation expense	**$ —**	$ —	$ 348
Tax benefit	**—**	—	(133)
Stock option expense, net of tax	**$ —**	$ —	$ 215
Total Share-Based Compensation:			
Pre-tax compensation expense	**$ 5,800**	$ 4,392	$3,189
Tax benefit	**(2,233)**	(1,700)	(1,221)
Total share-based compensation expense, net of tax	**$ 3,567**	$ 2,692	$1,968

As of December 31, 2009, $19.9 million of total unrecognized compensation cost related to time-lapse restricted shares is expected to be recognized over a weighted average period of approximately 3.9 years.

Option activity under the Company's stock option plan as of December 31, 2009, 2008 and 2007 and changes during the year ended December 31, 2009 were as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	2,676	$ 6.25	4.39	$ 22,715
Exercised	(1,646)	5.93		
Forfeited	(40)	7.07		
Outstanding at December 31, 2007	990	$ 6.75	3.80	$ 12,328
Exercised	(309)	6.12		
Forfeited	(23)	5.73		
Outstanding at December 31, 2008	658	$ 7.08	3.39	$ 7,236
Exercised	(220)	7.27		
Forfeited	(3)	4.83		
Outstanding at December 31, 2009	**435**	**$ 7.00**	**2.44**	**$ 5,348**
Exercisable at December 31, 2009	**435**	**$ 7.00**	**2.44**	**$ 5,348**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that day. The amount of aggregate intrinsic value will change based on the fair market value of the Company's stock.

The aggregate intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $2.4 million, $3.5 million and $15.1 million, respectively. Exercise of options during the years ended December 31, 2009, 2008 and 2007 resulted in cash receipts of $0.5 million, $0.3 million and $1.4 million, respectively.

The following table summarizes information on unvested restricted stock units outstanding as of December 31, 2009, 2008 and 2007:

	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested Restricted Stock Grants		
Unvested as of December 31, 2006	1,055	$ 12.17
Forfeited	(31)	12.91
Vested	(174)	10.01
Granted	353	14.11
Unvested as of December 31, 2007	1,203	$ 13.02
Forfeited	(27)	14.21
Vested	(209)	12.34
Granted	668	16.96
Unvested as of December 31, 2008	1,635	$ 14.70
Forfeited	(17)	14.22
Vested	(274)	12.76
Granted	481	16.48
Unvested as of December 31, 2009	**1,824**	**$ 15.46**

13. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

Accumulated other comprehensive income/(loss) consist of the following (in thousands):

	Pension Liability Adjustment	Foreign Currency Translation	Total
Balance at December 31, 2007	$ (9,790)	$ 5,740	$ (4,050)
Change during 2008:			
Before-tax amount	(44,156)	(5,927)	(50,083)
Tax expense	17,072	2,303	19,375
	(27,084)	(3,624)	(30,708)
Balance at December 31, 2008	(36,874)	2,116	(34,758)
Change during 2009:			
Before-tax amount	(23)	4,486	4,463
Tax benefit	9	(1,841)	(1,832)
	(14)	2,645	2,631
Balance at December 31, 2009	**$ (36,888)**	**$ 4,761**	**$ (32,127)**

14. RELATED PARTY TRANSACTIONS

The Company provides certain administrative services to RPC, Inc. ("RPC") (a company of which Mr. R. Randall Rollins is also Chairman and which is otherwise affiliated with the Company). The service agreements between RPC and the Company provide for the provision of services on a cost reimbursement basis and are terminable on six months notice. The services covered by these agreements include administration of certain employee benefit programs, and other administrative services. Charges to RPC (or to corporations which are subsidiaries of RPC) for such services and rent totaled less than $0.1 million for the years ended December 31, 2009 and 2007 and less than $0.2 million for each of the years ended December 31, 2008.

The Company rents office, hanger and storage space to LOR, Inc. ("LOR") (a company controlled by R. Randall Rollins and Gary W. Rollins). Charges to LOR (or corporations which are subsidiaries of LOR) for rent totaled $0.8 million for the years ended December 31, 2009 and 2008 and $0.5 million for the year ended December 31, 2007.

All transactions were approved by the Company's Nominating and Governance Committee of the Board of Directors.

15. UNAUDITED QUARTERLY DATA

(in thousands except per share data)	First	Second	Third	Fourth
2009				
Revenues	$ 242,972	$ 284,567	$ 286,852	$ 259,567
Gross Profit (Revenues – Cost of Services Provided)	117,601	142,934	139,416	123,005
Net Income	15,808	25,482	22,733	19,961
Income per Share:				
Income per Share – Basic	0.16	0.26	0.23	0.20
Income per Share – Diluted	0.16	0.26	0.23	0.20
2008				
Revenues	$ 210,078	$ 284,499	$ 277,911	$ 248,076
Gross Profit (Revenues – Cost of Services Provided)	100,125	138,423	132,496	115,026
Net Income	13,839	22,738	19,804	12,553
Income per Share:				
Income per Share – Basic	0.14	0.23	0.20	0.13
Income per Share – Diluted	0.14	0.23	0.20	0.13

16. CASH DIVIDEND

The Board of Directors, at its quarterly meeting on January 26, 2010, approved a 28.6% increase in the Company's quarterly dividend. The increased regular quarterly dividend of $0.09 per share will be payable March 10, 2010 to stockholders of record at the close of business February 10, 2010.

17. SUBSEQUENT EVENTS

The Company evaluates its financial statements through the date the financial statements are issued. As of the filing date, February 25, 2010, there were no subsequent events that would affect its financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures—We have established disclosure controls and procedures to ensure, among other things, that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on management's evaluation as of December 31, 2009, in which the principal executive officer and principal financial officer of the Company participated, the principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective, at the reasonable assurance level to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting—Management's Report on Internal Control Over Financial Reporting is contained on page 37.

Changes in Internal Controls—There were no changes in our internal control over financial reporting during the fourth quarter of 2009 that materially affected or are reasonably likely to materially affect these controls.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information concerning directors and executive officers is included in the Company's Proxy Statement for its 2010 Annual Meeting of Stockholders (the "Proxy Statement"), in the section titled "Election of Directors". This information is incorporated herein by reference. Information about executive officers is contained on page 21 of this document.

Audit Committee and Audit Committee Financial Expert

Information concerning the Audit Committee of the Company and the Audit Committee Financial Expert(s) is included in the Company's Proxy Statement for its 2010 Annual Meeting of Stockholders, in the section titled "Corporate Governance and Board of Directors' Committees and Meetings—Audit Committee." This information is incorporated herein by reference.

Code of Ethics

The Company has adopted a Code of Business Conduct that applies to all employees. In addition, the Company has adopted a Code of Business Conduct and Ethics for Directors and Executive Officer and Related Party Transaction Policy. Both of these documents are available on the Company's website at www.rollins.com and a copy is available by writing to Investor Relations at 2170 Piedmont Road, Atlanta Georgia 30324. The Company intends to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of its code of ethics that relates to any elements of the code of ethics definition enumerated in SEC rules by posting such information on its internet website, the address of which is provided above.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding compliance with Section 16(a) of the Exchange Act is included under "Compliance with Section 16(a) of the Securities Exchange Act" in the Company's Proxy Statement for its 2010 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 11. Executive Compensation.

The information under the captions "Compensation Committee Interlocks and Insider Participation," "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report," and "Executive Compensation" included in the Proxy Statement for the Annual Meeting of Stockholders to be held April 27, 2010 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the captions "Capital Stock" and "Election of Directors" included in the Proxy Statement for the Annual Meeting of Stockholders to be held April 27, 2010 is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding equity compensation plans as of December 31, 2009.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	2,259,879	$ 7.00	4,353,565
Equity compensation plans not approved by security holders	—	$ —	—
Total	2,259,879	$ 7.00	4,353,565(1)

(1) Includes 4,353,565 shares available for grant under the 2008 Employee Stock Incentive Plan. The 2008 Employee Stock Incentive Plan provides for awards of the Company's common stock and awards that are valued in whole or in part by reference to the Company's common stock apart from stock options and SARs including, without limitation, restricted stock, performance-accelerated restricted stock, performance stock, performance units, and stock awards or options valued by reference to book value or subsidiary performance.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the caption "Certain Relationships and Related Party Transactions" included in the Proxy Statement is incorporated herein by reference. Information concerning director independence is included in the Proxy Statement, in the section titled "Corporate Governance and Board of Directors' Committees and Meetings." This information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information regarding principal accounting fees and services is set forth under "Independent Public Accountants" in the Company's Proxy Statement for its 2010 Annual Meeting of Stockholders, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules, and Reports on Form 8-K.

(a) *Consolidated Financial Statements, Financial Statement Schedule and Exhibits.*

1. Consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedule are filed as part of this report.

2. The financial statement schedule listed in the accompanying Index to Consolidated Financial Statements and Schedule is filed as part of this report.

3. Exhibits listed in the accompanying Index to Exhibits are filed as part of this report. The following such exhibits are management contracts or compensatory plans or arrangements:

(10)(a) Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.

(10)(b) Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.

(10)(c) Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(d) Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(g) Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(h) Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(i) Amendment to 1994 and 1998 Stock Incentive Plans incorporated herein by reference to Exhibit 10(r) as filed with its Form 10-K for the year ended December 31, 2006.

(10)(j) Rollins, Inc. Executive Compensation Summary as of January 22, 2008 incorporated herein by reference to Exhibit 10(t) as filed with its Form 10-K for the year-ended December 31, 2007.

(10)(k) Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 22, 2008 incorporated herein by reference to Exhibit 10(u) as filed with its Form 10-K for the year-ended December 31, 2007.

(10)(l) Written description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit 10(a) as filed with its Form 8-K dated April 22, 2008.

(10)(m) Forms of award agreements under the 2008 Cash Incentive Plan incorporated herein by reference to Exhibit 10(b) of its Form 8-K dated April 22, 2008.

(10)(n) 2008 Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 17, 2008 Proxy Statement for the Annual Meeting of the Stockholders held on April 22, 2008.

(10)(o) Form of Restricted Stock Grant Agreement incorporated herein by reference to Exhibit 10(d) as filed with its Form 8-K dated April 22, 2008.

(10)(q) Summary of Compensation Arrangements with Executive Officers.

(b) Exhibits (inclusive of item 3 above):

(2)(a) Asset Purchase Agreement by and among Orkin, Inc. and Western Industries, Inc., Western Exterminating Company, Inc. et al. dated March 8, 2004 incorporated herein by reference to Exhibit (2)(i) as filed with its Form 10-Q for the quarter ended March 31, 2004, as amended.*

(2)(b) Asset Purchase Agreement dated as of March 28, 2008 by and among Rollins HT, Inc., Centex Home Services, LLC, HomeTeam Pest Defense, Inc., and HomeTeam Pest Defense, LLC, incorporated herein by reference to Exhibit 2.1 to the Form 8-K dated March 28, 2008.

(3)(i) (A) Restated Certificate of Incorporation of Rollins, Inc. dated July 28, 1981, incorporated herein by reference to Exhibit (3)(i)(A) as filed with the registrant's Form 10-Q filed August 1, 2005.

(B) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated August 20, 1987, incorporated herein by reference to Exhibit 3(i)(B) filed with the registrant's 10-K filed March 11, 2005.

(C) Certificate of Change of Location of Registered Office and of Registered Agent dated March 22, 1994, incorporated herein by reference to Exhibit (3)(i)(C) filed with the registrant's Form 10-Q filed August 1, 2005.

(D) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated April 25, 2006, incorporated herein by reference to Exhibit 3(i)(D) filed with the registrant's 10-Q filed October 31, 2006

(ii) Revised By-laws of Rollins, Inc. dated October 23, 2007, incorporated herein by reference to Exhibit (3)(i) as filed with its Form 8-K dated October 23, 2007.

(4) Form of Common Stock Certificate of Rollins, Inc. incorporated herein by reference to Exhibit (4) as filed with its Form 10-K for the year ended December 31, 1998.

(10)(a) Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.

(10)(b) Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.

(10)(c) Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(d) Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(e) Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated April 28, 2004 incorporated herein by reference to Exhibit (2)(ii) as filed with its Form 10-Q for the quarter ended June 30, 2004.

(10)(f) Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated December 20, 2004 incorporated herein by reference to Exhibit (10)(k) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(g) Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(h) Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(i) Amendment to 1994 and 1998 Stock Incentive Plans incorporated herein by reference to Exhibit 10(r) as filed with its Form 10-K for the year ended December 31, 2006.

(10)(j) Rollins, Inc. Executive Compensation Summary as of January 22, 2008 incorporated herein by reference to Exhibit 10(t) as filed with its Form 10-K for the year-ended December 31, 2007.

(10)(k) Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 22, 2008 incorporated herein by reference to Exhibit 10(u) as filed with its Form 10-K for the year-ended December 31, 2007.

(10)(l) Written description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit 10(a) as filed with its Form 8-K dated April 22, 2008.

(10)(m) Forms of award agreements under the 2008 Cash Incentive Plan incorporated herein by reference to Exhibit 10(b) of its Form 8-K dated April 22, 2008.

(10)(n) 2008 Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 17, 2008 Proxy Statement for the Annual Meeting of the Stockholders held on April 22, 2008.

(10)(o) Form of Restricted Stock Grant Agreement incorporated herein by reference to Exhibit 10(d) as filed with its Form 8-K dated April 22, 2008.

(10)(p) Revolving Credit Agreement dated as of March 28, 2008 between Rollins, Inc., SunTrust Bank and Bank of America, N.A., incorporated herein by reference to Exhibit 99.1 as filed with its 8-K dated March 28, 2008.

(10)(q) Summary of Compensation Arrangements with Executive Officers.

(21) Subsidiaries of Registrant.

(23.1) Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

(24) Powers of Attorney for Directors.

(31.1) Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31.2) Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32.1) Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Confidential treatment, pursuant to 17 C.F.R. Sections 200.80 and 230.406, has been granted regarding certain portions of the indicated Exhibit, which portions have been filed separately with the Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROLLINS, INC.

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer
(Principal Executive Officer)
Date: February 25, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer
(Principal Executive Officer)
Date: February 25, 2010

By: /s/ HARRY J. CYNKUS

Harry J. Cynkus
Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)
Date: February 25, 2010

The Directors of Rollins, Inc. (listed below) executed a power of attorney appointing Gary W. Rollins their attorney-in-fact, empowering him to sign this report on their behalf.

R. Randall Rollins, Director
Wilton Looney, Director
Henry B. Tippie, Director
James B. Williams, Director
Bill J. Dismuke, Director
Thomas J. Lawley, MD, Director
Larry L. Prince, Director
Glen W. Rollins, Director

/s/ GARY W. ROLLINS

Gary W. Rollins
As Attorney-in-Fact & Director
February 25, 2010

ROLLINS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The following documents are filed as part of this report.

Schedules not listed above have been omitted as not applicable, immaterial or disclosed in the Consolidated Financial Statements or notes thereto.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

ROLLINS, INC. AND SUBSIDIARIES

(in thousands)	For the years ended December 31, 2009, 2008 and 2007			
	Balance at Beginning of Period	**Charged to Costs and Expenses**	**Net (Deductions) Recoveries(1)**	**Balance at End of Period**
Year ended December 31, 2009				
Allowance for doubtful accounts	$ 7,539	$ 9,638	$ (8,505)	$ 8,672
Year ended December 31, 2008				
Allowance for doubtful accounts	$ 6,668	$ 8,984	$ (8,113)	$ 7,539
Year ended December 31, 2007				
Allowance for doubtful accounts	$ 7,228	$ 5,915	$ (6,475)	$ 6,668

(1) Net deductions represent the write-off of uncollectible receivables net of recoveries and transfer in of reserves from the HomeTeam Pest Defense acquisition.

ROLLINS, INC. AND SUBSIDIARIES
INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
(2)(a)	Asset Purchase Agreement by and among Orkin, Inc. and Western Industries, Inc., Western Exterminating Company, Inc. et al. dated March 8, 2004 incorporated herein by reference to Exhibit (2) (i) as filed with its Form 10-Q for the quarter ended March 31, 2004, as amended.*
(2)(b)	Asset Purchase Agreement dated as of March 28, 2008 by and among Rollins HT, Inc., Centex Home Services, LLC, HomeTeam Pest Defense, Inc., and HomeTeam Pest Defense, LLC, incorporated herein by reference to Exhibit 2.1 to the Form 8-K dated March 28, 2008.
(3)(i)	(A) Restated Certificate of Incorporation of Rollins, Inc. dated July 28, 1981, incorporated herein by reference to Exhibit (3)(i)(A) as filed with the registrant's Form 10-Q filed August 1, 2005.
	(B) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated August 20, 1987, incorporated herein by reference to Exhibit 3(i)(B) filed with the registrant's 10-K filed March 11, 2005.
	(C) Certificate of Change of Location of Registered Office and of Registered Agent dated March 22, 1994, incorporated herein by reference to Exhibit (3)(i)(C) filed with the registrant's Form 10-Q filed August 1, 2005.
	(D) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated April 25, 2006, incorporated herein by reference to Exhibit 3(i)(D) filed with the registrant's 10-Q filed October 31, 2006
(ii)	Revised By-laws of Rollins, Inc. dated October 23, 2007, incorporated herein by reference to Exhibit (3) (i) as filed with its Form 8-K dated October 23, 2007.
(4)	Form of Common Stock Certificate of Rollins, Inc. incorporated herein by reference to Exhibit (4) as filed with its Form 10-K for the year ended December 31, 1998.
(10)(a)	Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.
(10)(b)	Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.
(10)(c)	Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(d)	Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(e)	Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated April 28, 2004 incorporated herein by reference to Exhibit (2) (ii) as filed with its Form 10-Q for the quarter ended June 30, 2004.
(10)(f)	Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated December 20, 2004 incorporated herein by reference to Exhibit (10)(k) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(g)	Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.

Exhibit Number	Exhibit Description
(10)(h)	Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.
(10)(i)	Amendment to 1994 and 1998 Stock Incentive Plans incorporated herein by reference to Exhibit 10(r) as filed with its Form 10-K for the year ended December 31, 2006.
(10)(j)	Rollins, Inc. Executive Compensation Summary as of January 22, 2008 incorporated herein by reference to Exhibit 10(t) as filed with its Form 10-K for the year-ended December 31, 2007.
(10)(k)	Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 22, 2008 incorporated herein by reference to Exhibit 10(u) as filed with its Form 10-K for the year-ended December 31, 2007.
(10)(l)	Written description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit 10(a) as filed with its Form 8-K dated April 22, 2008.
(10)(m)	Forms of award agreements under the 2008 Cash Incentive Plan incorporated herein by reference to Exhibit 10(b) of its Form 8-K dated April 22, 2008.
(10)(n)	2008 Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 17, 2008 Proxy Statement for the Annual Meeting of the Stockholders held on April 22, 2008.
(10)(o)	Form of Restricted Stock Grant Agreement incorporated herein by reference to Exhibit 10(d) as filed with its Form 8-K dated April 22, 2008.
(10)(p)	Revolving Credit Agreement dated as of March 28, 2008 between Rollins, Inc., SunTrust Bank and Bank of America, N.A., incorporated herein by reference to Exhibit 99.1 as filed with its 8-K dated March 28, 2008.
(10)(q)	Summary of Compensation Arrangements with Executive Officers.
(21)	Subsidiaries of Registrant.
(23.1)	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.
(24)	Powers of Attorney for Directors.
(31.1)	Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Confidential treatment, pursuant to 17 C.F.R. Sections 200.80 and 230.406, has been granted regarding certain portions of the indicated Exhibit, which portions have been filed separately with the Commission.

Exhibit 31.1

I, Gary W. Rollins, certify that:

1. I have reviewed this annual report on Form 10-K of Rollins, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ GARY W. ROLLINS

Gary W. Rollins, Chief Executive Officer,
President and Chief Operating Officer
(Principal Executive Officer)

Date: February 25, 2010

Exhibit 31.2

I, Harry J. Cynkus, certify that:

1. I have reviewed this annual report on Form 10-K of Rollins, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ HARRY J. CYNKUS

Harry J. Cynkus, Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date: February 25, 2010

Exhibit 32.1

CERTIFICATION OF PERIODIC FINANCIAL REPORTS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Rollins, Inc., a Delaware corporation (the "Company"), on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certifies, pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2010

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer
(Principal Executive Officer)

Date: February 25, 2010

By: /s/ HARRY J. CYNKUS

Harry J. Cynkus
Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Additional Annual Report Stockholder's Information
(This is not a part of the Company's Form 10-K filed with the Securities and Exchange Commission)

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including all statements that look forward in time or express management's beliefs, expectations or hopes. In particular, such statements include, without limitation, statements regarding our belief that our business has proven to be recession resistant; our expectation that Rollins will continue its tradition of steady growth and profitability; our appealing position as a prospective buyer and our expectation to make additional strategic acquisitions; our belief that we will share in exciting achievements ahead as our family of pest control brands continues to grow stronger together; our goal to have a partial routing and scheduling system up and running in 2010; our belief that our acquired companies will enable Rollins to deliver a variety of effective pest control options, providing superior service to our customers while maintaining our current industry leadership; and our belief that Rollins' evolution as a premier family of pest control brands will allow us to continue our Company's tradition of success well into the future. All forward-looking statements are made as of the date hereof and are based on current management expectations and information available to us as of such date. The Company assumes no obligation to update any forward-looking statement. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including, without limitation, the possibility that we may not be able to maintain our competitive positioning the future; economic conditions may adversely affect our business; our inability to identify, complete or successfully integrate acquisitions; the effect of adverse weather conditions on our operations; potential inability to attract and retain skilled workers; the possible adverse effect of pending and ongoing litigation; our potential inability to comply with regulatory and environmental laws; and all other risks identified under the title "Risk Factors" in the Company's Annual Report on Form 10-K included as a part of this Annual Report. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.

ROLLINS

STOCKHOLDERS' INFORMATION

ANNUAL MEETING

The Annual Meeting of the Stockholders will be held at 12:30 p.m., April 27, at the Company's corporate offices in Atlanta, Georgia.

TRANSFER AGENT AND REGISTRAR

For inquiries related to stock certificates, including changes of address, lost certificates, dividends, and tax forms, please contact:

American Stock Transfer and Trust
6201 15th Street
Brooklyn, NY 11219
866-708-5581

STOCK EXCHANGE INFORMATION

The Common Stock of the Company is listed on the New York Stock Exchange and traded on the Philadelphia, Chicago, and Boston Exchanges under the symbol ROL.

DIVIDEND REINVESTMENT PLAN

This Plan provides a simple, convenient, and inexpensive way for stockholders to invest cash dividends in additional Rollins, Inc. shares. For further information, contact Investor Relations at the mailing address below.

CORPORATE OFFICES

Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

MAILING ADDRESS

Rollins, Inc.
P.O. Box 647
Atlanta, Georgia 30301

TELEPHONE

(404) 888-2000

• Chairman of the Audit Committee, Compensation Committee, Nominating & Governance Committee & Diversity Committee

* Member of the Executive Committee

† Member of the Audit Committee, Compensation Committee, Nominating & Governance Committee & Diversity Committee

+ Member of the Audit Committee

DIRECTORS

HENRY B. TIPPIE •
Chairman of the Board and Chief Executive Officer of Tippie Services, Inc. (management services)

R. RANDALL ROLLINS*
Chairman of the Board of Rollins, Inc., Chairman of the Board of RPC, Inc. (oil and gas field services) and Chairman of the Board of Marine Products Corporation (boat manufacturing)

WILTON LOONEY†
Honorary Chairman of the Board of Genuine Parts Company (automotive parts distributor)

JAMES B. WILLIAMS†
Retired Chairman of the Executive Committee of SunTrust Banks, Inc. (bank holding company)

GARY W. ROLLINS*
Chief Executive Officer, President and Chief Operating Officer of Rollins, Inc.

BILL J. DISMUKE+
Retired President of Edwards Baking Company

THOMAS J. LAWLEY, M.D.
Dean of the Emory University School of Medicine since 1996

LARRY L. PRINCE
Retired Chairman of the Board and Chief Executive Officer of Genuine Parts Company

GLEN W. ROLLINS
Executive Vice President of Rollins, Inc., President and Chief Operating Officer of Orkin, LLC

OFFICERS

R. RANDALL ROLLINS – Chairman of the Board

GARY W. ROLLINS – Chief Executive Officer, President and Chief Operating Officer

GLEN W. ROLLINS – Executive Vice President

MICHAEL W. KNOTTEK – Senior Vice President and Secretary

HARRY J. CYNKUS – Vice President, Chief Financial Officer and Treasurer

ORKIN · ORKIN PCO SERVICES · WESTERN PEST SERVICES · IFC · HomeTeam PEST DEFENSE · Crane PEST CONTROL



ROLLINS, INC.
2170 Piedmont Road, NE
Atlanta, GA 30324
www.rollins.com

www.orkin.com www.orkincanada.ca www.westernpest.com
www.pestdefense.com www.indfumco.com www.cranepestcontrol.com